March 18, 2014

VIA EDGAR AND HAND DELIVERY

Jan Woo, Esq.

Attorney-Adviser

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	The Rubicon Project, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed February 4, 2014 File No. 333-193739

Dear Ms. Woo:

On behalf of The Rubicon Project, Inc. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated March 14, 2014 (the “Comment Letter”), regarding the above-referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”) filed on March 4, 2014. Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. The page references in our responses are to the revised prospectus that will be included in Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which we plan to file on March 20, 2014 by electronic submission. As requested, attached as Exhibit A are pages marked to show the draft changes we plan to include in Amendment No. 3. We are also providing supplementally the comScore report from February 2014 which supports the change in the Company’s US reach to 97%.

As discussed with the Staff, we expect to launch our roadshow on March 20, 2014. In order to meet our schedule for printing of the prospectus, we respectfully request that the Staff advise us of any questions or concerns relating to our proposed responses as early as possible on March 19, 2014.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Years Ended December 31, 2011, 2012 and 2013, page 70

1.	Please revise to quantify the amount of revenue increase attributable to the increase in average CPM and the amount that was offset by the decrease in paid impressions during fiscal year 2013 compared to fiscal year 2012. Also revise your disclosures to clarify that the increase in revenue is based on your share of the CPM after consideration of the take rate. We refer you to III.D of SEC Release No. 33-6835.

Answer: We have revised the disclosure on page 71 of the prospectus in response to the Staff’s comment.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 82

2.	We note that on March 3, 2014, you approved the issuance of approximately 4.4 million shares of Class A common stock as restricted stock awards and options to purchase 1.0 million shares of Class A common stock. Please revise to include the expected impact the additional grants will have on your financial statements. Provide similar disclosure in your Note 18 – Subsequent Events Page F-36. We refer you to ASC 855-10-50-2. Additionally, continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Answer: We have revised our disclosure on pages 87 and F-36 of the prospectus to include a discussion of the expected impact the additional grants will have on our financial statements. We confirm to the Staff that we will continue to provide the Staff with updates to the requested information for all equity related transactions subsequent to the date hereof through the effective date of the Registration Statement.

Please do not hesitate to call me at (415) 200-6333 if you have any questions.

Sincerely,

/s/ Stewart L. McDowell

Stewart L. McDowell

2

cc:	Todd Tappin, The Rubicon Project Aaron Alter, Wilson Sonsini Goodrich & Rosati, P.C. Robert Irving, PricewaterhouseCoopers, LLP Bradford Weirick, Gibson, Dunn & Crutcher LLP

3

EXHIBIT A

As filed with the Securities and Exchange Commission on March 20, 2014

Registration No. 333-193739

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

THE RUBICON PROJECT, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	7370	20-8881738
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12181 Bluff Creek Drive, 4th Floor

Los Angeles, CA 90094

(310) 207-0272

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Todd Tappin

Chief Operating Officer and Chief Financial Officer

The Rubicon Project, Inc.

12181 Bluff Creek Drive, 4th Floor

Los Angeles, CA 90094

(310) 207-0272

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Bradford P. Weirick Stewart L. McDowell Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, CA 90071 (213) 229-7000	Brian W. Copple General Counsel and Corporate Secretary The Rubicon Project, Inc. 12181 Bluff Creek Drive, 4th Floor Los Angeles, CA 90094 (310) 207-0272	Aaron J. Alter Michael E. Coke Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, par value $0.00001 per share	7,786,644	$17.00	$132,372,948	$17,050

(1)	Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes an additional 1,015,649 shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee.
(3)	The Registrant previously paid $12,880 of this amount in connection with the initial filing of this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to such section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

(Subject to Completion) Issued March 20, 2014

PROSPECTUS

6,770,995 Shares

COMMON STOCK

The Rubicon Project, Inc. is offering 5,416,796 shares of common stock and the selling stockholders named in this prospectus are offering 1,354,199 shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and no public market currently exists for our common stock. We anticipate that the initial public offering price will be between $15.00 and $17.00 per share.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “RUBI.”

We are an “emerging growth company” as defined under the federal securities laws and are subject to reduced public company reporting requirements. Investing in our common stock involves risks. See “Risk Factors” beginning on page 16.

PRICE $        PER SHARE

	Initial public offering price	Underwriting discount (1)	Proceeds to us (before expenses)	Proceeds to the selling stockholders (before expenses)
Per Share	$	$	$	$
Total	$	$	$	$

(1)	See “Underwriting” for a description of compensation payable to the Underwriters.

We have granted the underwriters the right to purchase up to an additional 1,015,649 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about                    , 2014.

MORGAN STANLEY	GOLDMAN, SACHS & CO.	RBC CAPITAL MARKETS

Needham & Company	Oppenheimer & Co.	LUMA Securities

                    , 2014

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes to those consolidated financial statements before making an investment decision. Some of the statements in this prospectus constitute forward-looking statements. For more information, see “Special Note Regarding Forward-Looking Statements.”

Overview

We are a technology company on a mission to automate the buying and selling of advertising. Our Advertising Automation Cloud is a highly scalable software platform that powers and optimizes a leading marketplace for the real time trading of digital advertising between buyers and sellers. Through the speed and big data analytics of our algorithm-based solution, we have transformed the cumbersome, complex process of buying and selling digital advertising into a seamless automated process that optimizes results for both buyers and sellers. Buyers of digital advertising use our platform to reach 97% of Internet users in the United States and over 600 million Internet users globally on some of the world’s leading websites and applications. Sellers of digital advertising use our platform to maximize revenue from advertising, decrease costs and protect their brands and user experience, while accessing a global market of buyers representing over 100,000 brands since our inception. The benefits we provide to both buyers and sellers, and the time and effort spent by both buyers and sellers to integrate with our platform and associated applications, give us a critical position in the digital advertising ecosystem.

Our Advertising Automation Cloud incorporates proprietary machine-learning algorithms, sophisticated data processing, high volume storage, detailed analytics capabilities, and a distributed infrastructure. We analyze billions of data points in real time to enable our solution to make approximately 300 data-driven decisions per transaction in milliseconds, and to execute up to 2.5 million peak queries per second, approximately 25 billion transactions per week and 3 trillion bid requests per month. Our Advertising Automation Cloud features applications for digital advertising sellers, including websites, applications and other digital media properties, to sell their advertising inventory; applications for buyers, including demand side platforms, or DSPs, ad networks and advertising agencies, to buy advertising inventory; and an exchange over which such transactions are executed. Together, these features power and optimize a comprehensive, transparent, independent advertising marketplace that brings buyers and sellers together and facilitates intelligent decision-making and automated transaction execution for the advertising inventory we manage on our platform. We believe we help increase the volume and effectiveness of advertising, increasing revenue for sellers and improving return on advertising investment for buyers.

We have direct relationships built on technical integration with over 700 sellers of digital advertising, including approximately 40% of the U.S. comScore 100, which is a list of the top U.S. digital sellers by reach. We believe that our direct relationships and integration with sellers, which differentiate us from many other participants in the advertising ecosystem, make us a vital participant in the digital advertising industry. Our integration of sellers into our platform gives sellers the ability to monetize a full variety and volume of inventory. At the same time, buyers leverage our platform to manage their advertising spending, simplify order management and campaign tracking, obtain actionable insights into audiences for their advertising and access impression level purchasing from hundreds of sellers. We believe buyers need our platform because of our powerful solution and our direct relationships and integration with some of the world’s largest websites and applications. Our solution is constantly self-optimizing based on our ability to analyze and learn from vast volumes of data. The additional data we obtain from the volume of transactions on our platform help make our machine-learning algorithms more intelligent, leading to higher quality matching between buyers and sellers, better return on investment for buyers and higher revenue for sellers. As a result of that high quality matching, we attract even more sellers which in turn attracts more buyers and vice versa. We believe this self-reinforcing dynamic creates a strong platform for growth. The historical and real time data we derive from the over 700 seller integrations, 25 billion transactions per week, 3 trillion bid requests per month and 600 million Internet users globally that interact with our platform per month inform our machine-learning algorithms to create a size, scale and capability that is difficult to replicate.

We believe we are positioned to take advantage of several trends in the advertising industry, including the shift in advertising spending from analog to digital advertising, the move towards automation and the convergence of media across multiple channels. The display, mobile and video digital advertising market is projected to grow to $90 billion by 2017, and the need for automation in this market is growing commensurately, with real time bidding alone projected to grow at a compounded annual growth rate of 57% from $1.4 billion in 2011 to $20.8 billion in 2017.

In 2013, our revenue was $83.8 million, a 47% increase over 2012, and we recorded a net loss of $9.2 million and Adjusted EBITDA of $11.2 million. In 2012, our revenue was $57.1 million, a 54% increase over 2011, and we recorded a net loss of $2.4 million and Adjusted EBITDA of $9.2 million. In 2011, our revenue was $37.1 million, and we recorded a net loss of $15.4 million and negative Adjusted EBITDA of $6.7 million. For information on Adjusted EBITDA, and a reconciliation of Adjusted EBITDA to net loss on the basis of accounting principles generally accepted in the United States, or GAAP, please refer to “Summary Consolidated Financial and Other Data.”

Advertising spending transacted on our platform has grown significantly. Managed revenue is an operational measure that represents this advertising spending. Managed revenue would represent our revenue if we were to record our revenue on a gross basis instead of a net basis. Managed revenue does not represent revenue reported on a GAAP basis. We review managed revenue for internal management purposes to assess market share and scale and to compare our performance to others in our industry that report revenue on a gross basis. In 2013, our managed revenue was $485.1 million, which represents a 43% increase over managed revenue of $338.9 million in 2012. Our managed revenue of $338.9 million in 2012 represents a 42% percent increase over managed revenue of $238.8 million in 2011.

Our Industry

Shift Towards Digital Advertising. In response to consumers spending more time consuming digitally delivered content over the Internet, mobile networks and digital television, the advertising industry is in the midst of a decades-long shift from advertising in analog and print media, like print newspapers, magazines, broadcast radio and television, to digital advertising. As a result of the vast amount of audience data available, digital advertising has the potential to drive return on advertising investment for advertisers many times higher than print, broadcast radio and television. Technological advances are also enabling sellers to optimize and expand the monetization of their inventory.

Development of a Complex Digital Advertising Ecosystem Comprising a Large Number of Buyers, Sellers and Other Participants. Advertisers and sellers of advertising inventory have come to rely on a complex ecosystem made up of multiple technology and service providers, as described below.

Buyers: At one end of the ecosystem, spending begins with advertisers, who often engage advertising agencies to help plan and execute their digital advertising campaigns.

Buyers include agencies as well as advertiser aggregators through which agencies traditionally execute their digital advertising campaigns, including DSPs, ad networks and agency trading desks, or ATDs.

Sellers: At the other end of the ecosystem, sellers create websites and applications that contain viewable space for advertisements, or impressions, that can be delivered to users as they visit and navigate beginning to converge, blurring the historical distinctions between analog and print media and digital media, and requiring advertisers to consider their advertising strategies over multiple media. We believe these trends give us the opportunity to automate a portion of the larger advertising market.

Competitive Strengths

We believe the following key strengths differentiate us from our competitors and strategically position us within the digital advertising marketplace:

•

Technology Platform with Differentiated Scalability and Real Time Processing Speed. Our specially engineered hardware, our software infrastructure technology and our database enable us to process many complex calculations per transaction in milliseconds. The speed and scale of our platform provide buyers and sellers with increased market liquidity and access, optimal pricing and reduced latency, limited loss of perishable inventory, better matching and increased efficacy of advertisements.

•

Highly Evolved Machine-Learning Algorithms that Leverage Big Data. Utilizing our highly sophisticated algorithms, we are able to optimize sellers’ monetization of their inventory and to offer more sophisticated targeting options to buyers that allow them to maximize the impact of their advertising spend.

•

Dual Network Effects. As we process more volume on our automated platform, we accumulate more data, such as pricing, geographic and preference information, data on how best to optimize yield for sellers and more. This additional data helps make our machine-learning algorithms more intelligent and this leads to more effective matching between buyers and sellers. As a result, more buyers and sellers are attracted to our platform, from which we get more data, which further reinforces the network effect and thereby increases market liquidity, which benefits both buyers and sellers.

•

Direct Relationships and Integration with High Quality Sellers. Our Advertising Automation Cloud builds on our direct relationships and integration with our seller base. We believe that these direct relationships make us a critical participant in the digital advertising ecosystem, and make our solution one that would be difficult and time consuming for sellers to replicate, resulting in low seller attrition.

•

Leading User Reach and Significant Scale. According to comScore (February 2014), we reach 97% of Internet users in the United States, which establishes us as a leader in digital advertising. Our reach of over 600 million Internet users globally enables us to provide buyers with the ability to execute their largest campaigns and easily reach their target audiences.

•

Comprehensive Solution Covering All Types of Inventory and Demand. We enable sellers to offer a full range and volume of their advertising inventory through several types of transactions, including RTB, static bidding and direct orders. The availability of this wide range and volume of inventory, together with the multiple ways of purchasing, attracts a similarly wide variety of buyers, giving us access to a wider digital advertising market.

•

Scalable Business Model. As we bring buyers and sellers onto our platform, they transact in an automated fashion without additional sales and marketing efforts from us, allowing us to grow the managed revenue on our platform without a proportional increase in our sales and marketing expenses.

•

Brand Security. We believe that the rules that we establish on our platform, together with the scalability and speed of our platform, allow us to uniquely incorporate brand security for both buyers and sellers in a manner that allows them to buy and sell inventory safely despite the challenges presented by the volume of content and dynamic nature of digital advertising.

•

Independence. We believe our independent market position enables us to better serve buyers and sellers because we are not burdened with any structural conflicts arising from owning and operating digital media properties while offering advertising purchasing solutions to buyers.

Growth Strategies

Our goal is to be the leading marketplace for digital advertising and ultimately drive automation throughout the advertising industry. The core elements of that growth strategy include:

•	Growing our business with existing buyers and attracting new buyers to our platform.

•	Increasing penetration of existing sellers and attracting new sellers.

•	Enhancing our leadership position by investing in innovation and expansion.

•	Accelerating our global expansion and entering new markets.

•	Bringing automation to additional media.

Risks Affecting Us

Investing in our common stock involves significant risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common stock. The occurrence of any of these risks could have a material adverse effect upon our business, financial condition or results of operations. In such case, the trading price of our common stock would likely decline, and you may lose part or all of your investment. Below is a summary of some of the principal risks we face.

•	We must grow rapidly to remain a market leader and to accomplish our strategic objectives. If we fail to grow, or fail to manage our growth effectively, our value may decline.

•

In order to meet our growth objectives, we will need to rely upon our ability to innovate, the continued adoption of our solution by buyers and sellers, the extension of the reach of our solution into evolving digital media and growth in new geographic markets.

•	Our technology development effort may be inefficient or ineffective, which may harm our ability to attract and retain buyers and sellers.

•	We must scale our technology infrastructure to support our growth and transaction volumes. If we fail to do so, we may lose buyers, sellers and revenue from transactions.

•

Our limited operating history makes it difficult to evaluate our business and prospects and may increase the risks associated with your investment; we have a history of losses and may not achieve and sustain profitability in the future.

•

The digital advertising market is relatively new and dependent on growth in various digital advertising channels, and has been highly volatile in the past. If this market develops more slowly or differently than we expect, our business, growth prospects and financial condition would be adversely affected.

•	We operate in an intensely competitive market that includes companies that have greater financial, technical and marketing resources than we do.

•

Our business depends on our ability to collect and use data to deliver advertisements, and to disclose data relating to the performance of our ads, and any limitation on the collection, use or disclosure of this data, such as limitations on the use of “cookies,” could significantly diminish the value of our services and cause us to lose sellers, buyers and revenue.

•

We depend on owners of digital media properties for advertising inventory to deliver advertising campaigns, and any decline in the supply of advertising inventory from these sellers could hurt our business.

•

Our contracts with buyers are generally not exclusive and generally do not require minimum volumes or long-term commitments. If a buyer, or group of buyers, representing a significant portion of our business decides to materially reduce the use of our solution, we could experience an immediate and significant decline in our revenue and profitability, which would harm our business.

•

Our directors, executive officers, and each of our stockholders who own greater than 5% of our outstanding common stock, in the aggregate, will beneficially own approximately 57.2% of the outstanding shares of our common stock after this offering, based on the number of shares outstanding as of March 18, 2014. As a result, these stockholders will continue to have substantial control over us after this offering and will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions.

Corporate Information

We were incorporated in 2007 in Delaware. Our principal executive offices are located at 12181 Bluff Creek Drive, 4 th Floor, Los Angeles, CA 90094. Our telephone number is (310) 207-0272. Our website is www.rubiconproject.com. The information on, or that can be accessed through, our website is not part of this prospectus.

Reverse Stock Split

Our board of directors and stockholders approved a 1-for-2 reverse split of our common stock and a proportional adjustment to the conversion ratio of our Series A, Series B, Series C and Series D convertible preferred stock, or preferred stock, which was effected on March 18, 2014. All references to common stock, options to purchase common stock, restricted stock, share data, per share data, warrants and related information have been retroactively adjusted where applicable in this prospectus to reflect the reverse stock split of our common stock as if it had occurred at the beginning of the earliest period presented.

THE OFFERING

Common stock offered by us	5,416,796 shares

Common stock offered by the selling stockholders	1,354,199 shares

Total common stock offered	6,770,995 shares

Over-allotment option	1,015,649 shares (with all shares being offered by us)

Common stock to be outstanding after this offering	34,723,658 shares

Use of proceeds	We expect to receive net proceeds from this offering of approximately $77.2 million (based on the midpoint of the price range set forth on the front cover of this prospectus), after deducting the underwriting discount and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, sales and marketing activities, engineering initiatives including enhancement of our solution and investment in technology and development, general and administrative expenses and capital expenditures. We also may use a portion of the net proceeds from this offering to acquire or invest in technologies, solutions or businesses that complement our business, although we have no present commitments to complete any such transactions. See “Use of Proceeds.”

Proposed New York Stock Exchange symbol	“RUBI”

The number of shares of our common stock to be outstanding after this offering is based on 26,559,750 shares of our common stock outstanding as of December 31, 2013, and excludes:

•

7,584,284 shares of common stock issuable upon exercise of stock options outstanding at December 31, 2013 that remain outstanding as of the date hereof, consisting of (i) 8,359,589 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2013 with a weighted average exercise price of $6.13 per share, less (ii) a reduction as of the date hereof of 775,305 in the number of shares issuable on exercise of stock options that were outstanding as of December 31, 2013 as a result of option exercises, forfeitures and cancellations, which will effectively be extinguished as of the date of the offering;

•	12,587 shares of common stock issuable upon exercise of an outstanding warrant with an exercise price of $3.11 per share as of December 31, 2013 and as of the date hereof;

•	546,741 shares of common stock issued upon exercise of outstanding stock options between January 1, 2014 and the date hereof;

•	500,000 shares of common stock issuable upon the exercise of new stock options granted between January 1, 2014 and the date hereof with a weighted average exercise price of $16.22 per share;

•	2,200,371 shares of restricted stock issued between January 1, 2014 and the date hereof;

•	2,100,000 shares of our common stock reserved for future issuance under our 2014 Equity Incentive Plan, which takes effect upon consummation of this offering; and

•	525,000 shares of our common stock reserved for issuance under our 2014 Employee Stock Purchase Plan, which also takes effect as of the consummation of this offering.

Our 2014 Equity Incentive Plan and our 2014 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved thereunder as more fully described in “Executive Compensation – Employee Benefit Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	a 1-for-2 reverse split of our common stock and a proportional adjustment to the conversion ratio of our preferred stock that was effected on March 18, 2014.

•	the effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws in connection with the completion of this offering;

•	the automatic conversion of each outstanding share of our convertible preferred stock into one-half of a share of our Class A common stock upon completion of this offering;

•	the automatic conversion of each outstanding share of our Class B common stock into one share of our Class A common stock immediately prior to the completion of this offering;

•

the conversion of our Class A common stock (including all shares of Class A common stock issued upon conversion of our convertible preferred stock and Class B common stock as described above) into a single class of common stock upon completion of this offering;

•

the automatic conversion of an outstanding warrant exercisable for 25,174 shares of our convertible preferred stock into a warrant exercisable for 12,587 shares of common stock upon the completion of this offering;

•

the net exercise in connection with this offering of an outstanding warrant for 845,867 shares of our convertible preferred stock, resulting in the issuance of 294,610 shares of common stock upon such net exercise based upon an assumed initial public offering price of $16.00 per share (the midpoint of the price range set forth on the cover page of the prospectus) and after giving effect to surrender of shares to pay the exercise price and the conversion of the net number of shares of our convertible preferred stock to common stock (reflecting the 1-for-2 reverse stock split);

•	no exercise of outstanding options and warrants (other than as described in the bullet point above) subsequent to December 31, 2013; and

•	no exercise by the underwriters of their option to purchase additional shares from us.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth a summary of our consolidated historical financial and operating data for the periods indicated. The consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013, and the consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

The historical results presented below are not necessarily indicative of the results to be expected in the future. This information should be read in conjunction with “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2011	2012	2013
	(in thousands, except per share data)
Revenue	$37,059	$57,072	$83,830
Expenses:
Costs of revenue(1)	12,893	12,367	15,358
Sales and marketing(1)	17,748	20,458	25,811
Technology and development(1)	12,496	13,115	18,615
General and administrative(1)	8,926	12,331	27,926

Total expenses	52,063	58,271	87,710

Loss from operations	(15,004)	(1,199)	(3,880)
Other expense, net	269	1,029	5,122

Loss before income taxes	(15,273)	(2,228)	(9,002)
Provision for income taxes	136	134	247

Net loss	$(15,409)	$(2,362)	$(9,249)
Cumulative preferred stock dividends(2)	(4,244)	(4,255)	(4,244)

Net loss attributable to common stockholders	$(19,653)	$(6,617)	$(13,493)

Basic and diluted net loss per share attributable to common stockholders(3)(4)	$(1.95)	$(0.60)	$(1.17)

Basic and diluted weighted-average shares used to compute net loss per share attributable to common stockholders(4)	10,099	11,096	11,488

Pro forma net loss per share—basic and diluted(3)(4)			$(0.20)

Pro forma weighted-average common shares outstanding—basic and diluted(4)			25,898

(1)	Stock-based compensation expense included in our expenses was as follows:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Cost of revenue	$270	$78	$87
Sales and marketing	309	1,039	1,105
Technology and development	858	828	1,645
General and administrative	831	1,099	3,515

Total	$2,268	$3,044	$6,352

(2)	The holders of the convertible preferred stock are entitled to cumulative dividends prior and in preference to common stock. Because the holders of our convertible preferred stock are entitled to participate in dividends, net loss attributable to common stockholders is equal to net loss adjusted for cumulative preferred stock dividends for the period. Immediately upon the closing of this offering, each outstanding share of convertible preferred stock will be automatically converted into one-half of a share of our common stock and these holders will not be entitled to the cumulative dividends. See Note 11 to our consolidated financial statements for a description of our convertible preferred stock.
(3)	See Note 2 to our consolidated financial statements for a description of the method used to compute basic and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share attributable to common stockholders.
(4)	All share, per-share and related information have been retroactively adjusted, where applicable, to reflect the impact of a 1-for-2 reverse stock split, including an adjustment to the preferred stock conversion ratio, which was effected on March 18, 2014.

Consolidated Balance Sheet Data

	At December 31
	2012	2013
	(in thousands)
Cash and cash equivalents	$21,616	$29,956
Accounts receivable, net	$67,335	$94,722
Property, equipment and capitalized software, net	$12,697	$15,916
Total assets	$108,014	$149,887
Debt and capital lease obligations, current and non-current	$5,215	$4,181
Total liabilities	$90,005	$133,727
Convertible preferred stock	$52,571	$52,571
Common stockholders’ deficit	$(34,562)	$(36,411)

Operational and Financial Measures

	Year Ended
	December 31, 2011	December 31, 2012	December 31, 2013

Operational Measures:
Managed revenue (in thousands)	$238,838	$338,918	$485,080
Paid impressions (in billions)	980	1,431	1,336
Average CPM	$0.24	$0.24	$0.36
Take rate	15.5%	16.8%	17.3%
Financial Measures:
Revenue (in thousands)	$37,059	$57,072	$83,830
Adjusted EBITDA (in thousands)	$(6,698)	$9,205	$11,223

Managed Revenue

Managed revenue is an operational measure that represents the advertising spending transacted on our platform, and would represent our revenue if we were to record our revenue on a gross basis instead of a net basis. Managed revenue does not represent revenue reported on a GAAP basis. We review managed revenue for internal management purposes to assess market share and scale. Many companies in our industry record revenue on a gross basis, so tracking our managed revenue allows us to compare our results to the results of those companies.

Risks Related to Our Relationships with Buyers and Sellers and Other Strategic Relationships

We depend on owners of digital media properties for advertising inventory to deliver advertisers’ advertising campaigns, and any decline in the supply of advertising inventory from these sellers could hurt our business.

We depend on digital media properties to provide us with advertising inventory within their websites and applications. The sellers that supply their advertising inventory to us typically do so on a non-exclusive basis and are not required to provide any minimum amounts of advertising inventory to us, or provide us with a consistent supply of advertising inventory. Sellers may seek to change the terms at which they offer inventory to us, or they may elect to make advertising inventory available to our competitors who offer advertisements to them on more favorable economic terms. Supply of advertising inventory is also limited for some sellers, such as special sites or new technologies, and sellers may request higher prices, fixed price arrangements or guarantees. In addition, sellers sometimes place significant restrictions on the sale of their advertising inventory. These restrictions may include restrictive security requirements, prohibit advertisements from specific advertisers or specific industries, or restrict the use of specified creative content or format. In addition, sellers or competitors could pressure us to increase the prices for inventory, which may reduce our operating margins, or otherwise block our access to that inventory, without which we would be unable to deliver advertisements using our solution.

If sellers decide not to make advertising inventory available to us, decide to increase the price of inventory, or place significant restrictions on the sale of their advertising inventory, we may not be able to replace this with inventory from other sellers that satisfies our requirements in a timely and cost-effective manner. In addition, significant sellers in the industry may enter into exclusivity arrangements with our competitors, which could limit our access to a meaningful supply of advertising inventory. If any of this happens, the value of our solution to buyers could decrease and our revenue could decline or our cost of acquiring inventory could increase, lowering our operating margins.

Our contracts with buyers are generally not exclusive and generally do not require minimum volumes or long-term commitments. If a buyer, or group of buyers, representing a significant portion of our business decides to materially reduce the use of our solution we could experience an immediate and significant decline in our revenue and profitability and harm our business.

Generally, buyers conduct business with our competitors as well as with us, and are not obligated to provide us with any minimum volumes of business. Most of our business with buyers originates pursuant to “insertion orders,” which are often limited in scope and can be reduced or canceled by the buyer without penalty. Accordingly, our business is highly vulnerable to changes in the macro environment and development of new or more compelling offerings by our competitors, which could reduce business generally or motivate buyers to migrate to competitors’ offerings. Further, if our relationship with a buyer becomes strained due to service failures or other reasons, it is very easy for that buyer to reduce or terminate its business with us. Because we do not have long-term contracts, our future revenue may be difficult to predict and there is no assurance that our current buyers will continue to use our solution or that we will be able to replace lost buyers with new ones. Additionally, if we overestimate future usage, we may incur additional expenses in adding infrastructure, without a commensurate increase in revenue, which would harm our profitability and other operating results. If a buyer or group of buyers representing a significant portion of our business decides to materially reduce use of our solution, it could cause an immediate and significant decline in our revenue and profitability and harm our business.

Loss of business associated with large buyers or sellers could have significant negative impact on our results of operations and overall financial condition.

Certain large buyers and sellers have accounted for and will continue to account for a disproportionate share of business transacted through our solution. Consequently, the retention of large buyers and sellers is important to our operating results as well as the robustness of our exchange. Our contracts with buyers and sellers generally do not provide for any minimum volumes or may be terminated on relatively short notice. Buyer and seller needs and plans can change quickly, and buyers or sellers may reduce volumes or terminate their arrangements with us

Risks Related to this Offering, the Securities Markets and Ownership of our Common Stock

The price of our common stock may be volatile and the value of your investment could decline.

Technology stocks have historically experienced high levels of volatility. The trading price of our common stock following this offering may fluctuate substantially. Following the completion of this offering, the market price of our common stock may be higher or lower than the price you pay in the offering, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	announcements of new offerings, products, services or technologies, commercial relationships, acquisitions or other events by us or our competitors;

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of technology companies in general and of companies in the digital advertising industry in particular;

•	fluctuations in the trading volume of our shares or the size of our public float;

•	actual or anticipated changes or fluctuations in our results of operations;

•	actual or anticipated changes in the expectations of investors or securities analysts, and whether our results of operations meet these expectations;

•	litigation involving us, our industry, or both;

•	regulatory developments in the United States, foreign countries, or both;

•	general economic conditions and trends;

•	major catastrophic events;

•	sales of large amounts of our common stock or the perception that such sales could occur, as a result of lockup releases or other factors;

•	departures of key employees; or

•	an adverse impact on the company resulting from other causes, including any of the other risks described in this prospectus.

In addition, if the market for technology stocks or the stock market, in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, results of operations or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past volatility in the market price of a company’s securities has often resulted in securities class action litigation been brought against that company. If our stock price is volatile, we may become the target of securities litigation, which would result in substantial costs and divert our management’s attention and resources from our business.

Sales of substantial amounts of our common stock in the public markets, including when the “lock-up” or “market standoff” period ends, or the perception that sales might occur, could reduce the price of our common stock and may dilute your voting power and your ownership interest in us.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our common stock as of March 18, 2014, upon completion of this offering, we will have 34,723,658 shares of common stock outstanding, excluding shares of common stock issuable upon exercise of outstanding stock options and a warrant to purchase 12,587 shares of our common stock. All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our “affiliates” as defined in Rule 144 under the Securities Act.

Subject to certain exceptions described under the caption “Underwriting,” all of our directors and officers and substantially all of our stockholders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of the representatives of the underwriters for a period of 180 days from the date of this prospectus. When the lockup period expires, our locked-up security holders will be able to sell shares in the public market. In addition, the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. For certain of our employees, a substantial portion of their equity is vested and eligible for sale upon expiration of the lock-up arrangements. See the section of this prospectus entitled “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration, or the perception that such sales may occur, or early release of the lock-up, could cause our share price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

In addition, promptly following the completion of this offering, we intend to file one or more registration statements on Form S-8 registering the issuance of approximately 10,709,284 million shares of common stock subject to options or other equity awards issued or reserved for issuance under our equity incentive plans. We also intend to register the offer and sale of all other shares of common stock that may be authorized under our current or future equity compensation plans. Shares registered under these registration statements on Form S-8 will be available for sale in the public market subject to vesting arrangements and exercise of options, the lock-up agreements described above and the restrictions of Rule 144 in the case of our affiliates.

Based on shares outstanding as of March 18, 2014, holders of up to approximately 18,119,158 shares, or 52.2%, of our common stock after giving effect to this offering, will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

We may issue our shares of common stock or securities convertible into our common stock from time to time in connection with financings, acquisitions, investments or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our directors, executive officers and each of our stockholders who own greater than 5% of our outstanding common stock, in the aggregate, will beneficially own approximately 57.2% of the outstanding shares of our common stock after this offering, based on the number of shares outstanding as of March 18, 2014. As a result, these stockholders will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a manner that is adverse to your interests. This concentration of ownership may have the effect of deterring, delaying or preventing a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company, and might ultimately affect the market price of our common stock.

There is no assurance that a market will develop for our common stock or what the market price of our common stock will be.

We cannot assure you that an active trading market for our common stock will develop or, if developed, that any market will be sustained. We cannot predict the prices at which our common stock will trade. The initial public offering price of our common stock will be determined by negotiations with the underwriters and may not bear any relationship to the market price at which our common stock will trade after this offering or to any other established criteria of the value of our business.

directors, particularly to serve on our Audit Committee and Compensation Committee, and qualified executive officers.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

For as long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies.” For example, we are not required to comply with the independent auditor attestation requirements of Section 404, we may provide reduced disclosure regarding executive compensation in this prospectus and in our periodic reports and proxy statements, and we are exempt from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions for so long as we are an “emerging growth company,” which could be as long as five years following the completion of this offering, although, if we have more than $1.0 billion in annual revenue, if the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30 of any year, or we issue more than $1.0 billion of non-convertible debt over a three-year period before the end of that five-year period, we would cease to be an “emerging growth company” as of the following December 31. Investors may find our common stock less attractive because we rely on these exemptions, which could contribute to a less active trading market for our common stock, and increased volatility or reduction in our stock price.

In addition, the JOBS Act also provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. However, we have chosen to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Because the initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate dilution of $12.97 per share, the difference between the price per share you pay (based on the midpoint of the price range on the cover of this prospectus) for our common stock and the pro forma net tangible book value per share of our common stock as of December 31, 2013, after giving effect to the issuance of shares of our common stock in this offering. See the section entitled “Dilution.”

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research reports about our business, our share price and trading volume could decline.

The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrades our shares or changes their opinion of our business prospects, our share price could decline. If one or more of these analysts decreases or ceases coverage of our company, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We do not intend to pay dividends for the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the

MARKET AND INDUSTRY DATA AND OTHER INFORMATION

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, including those listed below, on assumptions based on such data and other similar sources, and on our knowledge of the markets for our solution. The market and industry information included in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Certain information in the text of the prospectus is contained in independent industry publications. The sources of these independent industry publications are provided below.

•	PwC Entertainment and Media Global Outlook: 2013-2017, published in June 2013.

•	eMarketer, U.S. Total Media Ad Spending by Media, 2011-2017 (August 2013) and Share of Time Spent Per Day with Major Media by U.S. Adults, 2010-2013 (July 2013).

•	International Data Corporation, White Paper, Real Time Bidding in the United States and Worldwide, 2010-2017, published in September 2013.

•	QuickPlay Media, 2013 Customer Survey, published June 10, 2013.

•	comScore Display Ad Ecosystem, February 2014 and comScore Key Measures, U.S. top 100 properties.

•	Over 600 million Internet users globally per month as of December 2013 (Source: Quantcast. www.quantcast.com).

•	NextMark—Digital Media Planning Workflow Cost Calculator originally presented December 2011 (current calculator available at www.nextmark.com).

“The Rubicon Project” is our primary registered trademark. The prospectus contains this trademark and some of our other trademarks, trade names and service marks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its respective holder.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them. In this prospectus, “Rubicon Project,” “we,” “us” and the “company” refer to The Rubicon Project, Inc. and, where appropriate, its subsidiaries, unless expressly indicated or the context otherwise requires. In this prospectus, references to our common stock prior to the offering refer to our Class A common stock and our Class B common stock together, unless expressly indicated or the context otherwise requires, and references to our common stock after the offering refer to the single class of common stock that we will have outstanding upon consummation of this offering.

USE OF PROCEEDS

We estimate that the net proceeds we receive from this offering will be approximately $77.2 million based on the assumed initial public offering price of $16.00 per share, which is the midpoint of the range included on the cover page of this prospectus, after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares in this offering from us is exercised in full, our estimated net proceeds will be approximately $92.3 million after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share would increase or decrease the net proceeds we receive from this offering by approximately $5.0 million, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriter discounts and commissions and estimated offering expenses payable by us. We will not receive any of the net proceeds from the sale of shares of our common stock in this offering by the selling stockholders.

The principal purposes of this offering are to create a public market for our common stock, obtain additional working capital, and facilitate our future access to the public equity markets, as well as to increase market awareness of our company and our standing among buyers and sellers and improve our competitive position. Our management will have broad discretion in the application of the net proceeds to us from this offering, and investors will be relying on the judgment of our management regarding the application of the proceeds. Pending their use, we plan to invest our net proceeds from this offering in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital, sales and marketing activities, engineering initiatives including enhancement of our solution and investment in technology and development, general and administrative expenses and capital expenditures. We expect to use a portion of the net proceeds from this offering to hire additional personnel in connection with the activities described in the previous sentence. We also may use a portion of the net proceeds from this offering to acquire or invest in technologies, solutions or businesses that complement our business, although we have no present commitments to complete any such transactions.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2013:

•

on an actual basis, except to the extent it has been adjusted to give effect to a 1-for-2 reverse split of our common stock and a proportional adjustment to the conversion ratio of our preferred stock;

•

on a pro forma basis, giving effect to the following events, which will occur in connection with and effective upon the consummation of this offering, as if such events occurred on December 31, 2013: (i) the automatic conversion of each outstanding share of convertible preferred stock into one-half of a share of Class A common stock; (ii) the automatic conversion of each outstanding share of Class B common stock into one share of Class A common stock; (iii) the effectiveness of our amended and restated certificate of incorporation, providing for the conversion of our Class A common stock (including all shares of Class A common stock issued upon conversion of our convertible preferred stock and Class B common stock as described above) into a single class of common stock; (iv) the automatic conversion of an outstanding warrant exercisable for 25,174 shares of our convertible preferred stock into a warrant exercisable for 12,587 shares of common stock; and (v) the net exercise of an outstanding warrant for 845,867 shares of our convertible preferred stock resulting in the issuance of 294,610 shares of common stock; and

•

on a pro forma as adjusted basis to reflect, in addition, our sale of 5,416,796 shares of common stock in this offering at an initial public offering price of $16.00 per share, the midpoint of the price range set forth on the cover of this prospectus.

You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in this prospectus.

	As of December 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data)
Cash and cash equivalents	$29,956	$29,956	$107,672

Debt and capital lease arrangements, including current portion:
Capital leases	393	393	393
Credit facility	3,788	3,788	3,788

Total debt and capital leases, including current portion	4,181	4,181	4,181
Convertible preferred stock, $0.00001 par value per share (29,691,524 shares authorized and 28,820,481 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted)	52,571	—	—
Stockholders Equity (Deficit):
Preferred stock, $0.00001 par value per share (no shares authorized or issued and outstanding, actual; 10,000,000 shares authorized, and no shares issued and outstanding, pro forma and pro forma as adjusted)	—	—	—
Class A common stock, $0.00001 par value per share (32,500,000 shares authorized and 7,664,844 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted)	—	—	—
Class B common stock, $0.00001 par value per share (4,190,063 shares authorized and 4,190,063 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted)	—	—	—
Common stock, $0.00001 par value per share (no shares authorized or issued and outstanding, actual; 500,000,000 shares authorized and 26,559,750 shares issued and outstanding, pro forma; and 500,000,000 shares authorized and 31,976,546 shares issued and outstanding, pro forma as adjusted)	—	—	—
Additional paid-in capital	25,532	83,554	160,774
Accumulated other comprehensive income	96	96	96
Accumulated deficit	(62,039)	(62,039)	(62,039)

Total stockholders’ equity (deficit)	(36,411)	21,611	98,831

Total capitalization	$20,341	$25,792	$103,012

The number of shares of our common stock to be outstanding after this offering on a pro forma as adjusted basis giving effect to our sale of 5,416,796 shares of common stock in this offering is based on 26,559,750 shares of our common stock outstanding on a pro forma basis as noted above as of December 31, 2013, and excludes:

•

7,584,284 shares of common stock issuable upon exercise of stock options outstanding at December 31, 2013 that remain outstanding as of the date hereof, consisting of (i) 8,359,589 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2013 with a weighted average exercise price of $6.13 per share, less (ii) a reduction as of the date hereof of 775,305 in the number of shares issuable on exercise of stock options that were outstanding as of December 31, 2013 as a result of option exercises, forfeitures and cancellations, which will effectively be extinguished as of the date of the offering;

•	12,587 shares of common stock issuable upon exercise of an outstanding warrant with an exercise price of $3.11 per share as of December 31, 2013 and as of the date hereof;

•	546,741 shares of common stock issued upon exercise of outstanding stock options between January 1, 2014 and the date hereof;

•	500,000 shares of common stock issuable upon the exercise of new stock options granted between January 1, 2014 and the date hereof with a weighted average exercise price of $16.22 per share;

•	2,200,371 shares of restricted stock issued between January 1, 2014 and the date hereof;

•	2,100,000 shares of our common stock reserved for future issuance under our 2014 Equity Incentive Plan, which takes effect upon consummation of this offering; and

•	525,000 shares of our common stock reserved for issuance under our 2014 Employee Stock Purchase Plan, which also takes effect as of the consummation of this offering.

Our 2014 Equity Incentive Plan and our 2014 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved thereunder as more fully described in “Executive Compensation – Employee Benefit Plans.”

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after the completion of this offering.

As of December 31, 2013, our pro forma net tangible book value was approximately $19.6 million, or $0.74 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of December 31, 2013, assuming the conversion of all outstanding shares of our convertible preferred stock into shares of common stock, the net exercise of an outstanding warrant for 845,867 shares of our convertible preferred stock resulting in the issuance of 294,610 shares of common stock, based upon an assumed initial public offering price of $16.00 per share (the midpoint of the price range set forth on the cover page of the prospectus), and the reclassification of the preferred stock warrant liability to additional paid-in capital, each immediately prior to the completion of this offering.

After giving effect to our sale in this offering of shares of our common stock at an assumed initial public offering price of $16.00 per share, the midpoint of the price range reflected on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2013 would have been approximately $96.8 million, or $3.03 per share of our common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.29 per share to our existing stockholders and an immediate dilution of $12.97 per share to investors purchasing shares in this offering.

The following table illustrates this per share dilution in net tangible book value to new investors after giving effect to this offering:

Assumed initial public offering price per share		$16.00
Pro forma net tangible book value per share as of December 31, 2013	$0.74
Increase in pro forma net tangible book value per share attributable to new investors	2.29

Pro forma as adjusted net tangible book value per share after this offering	3.03

Dilution per share to new investors in this offering		$12.97

A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share would increase (decrease) our pro forma as adjusted net tangible book value by $5.0 million, the pro forma as adjusted net tangible book value per share after this offering by $0.16, and the dilution per share to new investors by $0.84, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of December 31, 2013 after giving effect to (i) the automatic conversion of each outstanding share of our convertible preferred stock into one-half of a share of Class A common stock, (ii) the automatic conversion of each outstanding share of Class B common stock into one share of Class A common stock, (iii) the effectiveness of our amended and restated certificate of incorporation, providing for the conversion of our Class A common stock (including all shares of Class A common stock issued upon conversion of our convertible preferred stock and Class B common stock as described above) into a single class of common stock, (iv) the automatic conversion of an outstanding warrant exercisable for 25,174 shares of our convertible preferred stock into a warrant exercisable for 12,587 shares of common stock, (v) the net exercise of an outstanding warrant for 845,867 shares of our convertible preferred stock resulting in the issuance of 294,610 shares of common stock, based upon an assumed initial public offering price of $16.00 per share (the midpoint of the price range set forth on the cover page of the prospectus), and (vi) the completion of this offering at the initial public offering price of $16.00 per share, the midpoint of the range set forth on the cover of this prospectus, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid, before deducting underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands, except percentages and per share data)
Existing stockholders	26,560	83.1%	$66,775	43.5%	$2.51
New public investors	5,417	16.9	86,669	56.5	16.00

Total	31,977	100.0%	$153,444	100.0%	$4.80

To the extent that the outstanding warrant or any of our outstanding options are exercised, investors will experience further dilution.

Except as otherwise indicated, the above discussion and tables assumes no exercise by the underwriters of their option to purchase up to an additional 1,015,649 shares from us. If the underwriters exercise their over-allotment option in full, our existing stockholders would own 80.5% and our new investors would own 19.5% of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock to be outstanding after this offering is based on 26,559,750 shares of our common stock outstanding as of December 31, 2013, and excludes:

•

7,584,284 shares of common stock issuable upon exercise of stock options outstanding at December 31, 2013 that remain outstanding as of the date hereof, consisting of (i) 8,359,589 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2013 with a weighted average exercise price of $6.13 per share, less (ii) a reduction as of the date hereof of 775,305 in the number of shares issuable on exercise of stock options that were outstanding as of December 31, 2013 as a result of option exercises, forfeitures and cancellations, which will effectively be extinguished as of the date of the offering;

•	12,587 shares of common stock issuable upon exercise of an outstanding warrant with an exercise price of $3.11 per share as of December 31, 2013 and as of the date hereof;

•	546,741 shares of common stock issued upon exercise of outstanding stock options between January 1, 2014 and the date hereof;

•	500,000 shares of common stock issuable upon the exercise of new stock options granted between January 1, 2014 and the date hereof with a weighted average exercise price of $16.22 per share;

•	2,200,371 shares of restricted stock issued between January 1, 2014 and the date hereof;

•	2,100,000 shares of our common stock reserved for future issuance under our 2014 Equity Incentive Plan, which takes effect upon consummation of this offering; and

•	525,000 shares of our common stock reserved for issuance under our 2014 Employee Stock Purchase Plan, which also takes effect as of the consummation of this offering.

Our 2014 Equity Incentive Plan and our 2014 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved thereunder as more fully described in “Executive Compensation – Employee Benefit Plans.”

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our selected consolidated historical financial and operating data for the periods indicated. The consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

The historical results presented below are not necessarily indicative of the results to be expected for any future period and our interim results are not necessarily indicative of the results to be expected for the full year or any other period. This information should be read in conjunction with “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended
	December 31, 2011	December 31, 2012	December 31 2013
	(in thousands, except per share data)
Revenue	$37,059	$57,072	$83,830
Expenses:
Costs of revenue(1)	12,893	12,367	15,358
Sales and marketing(1)	17,748	20,458	25,811
Technology and development(1)	12,496	13,115	18,615
General and administrative(1)	8,926	12,331	27,926

Total expenses	52,063	58,271	87,710

Loss from operations	(15,004)	(1,199)	(3,880)
Other expense, net	269	1,029	5,122

Loss before income taxes	(15,273)	(2,228)	(9,002)
Provision for income taxes	136	134	247

Net loss	$(15,409)	$(2,362)	$(9,249)
Cumulative preferred stock dividends(2)	(4,244)	(4,255)	(4,244)

Net loss attributable to common stockholders	$(19,653)	$(6,617)	$(13,493)

Basic and diluted net loss per share attributable to common stockholders(3)(4)	$(1.95)	$(0.60)	$(1.17)

Basic and diluted weighted-average shares used to compute net loss per share attributable to common stockholders(4)	10,099	11,096	11,488

Pro forma net loss per share—basic and diluted(3)(4)			$(0.20)

Pro forma weighted-average common shares outstanding—basic and diluted(4)			25,898

(1)	Stock-based compensation expense included in our expenses was as follows:

	Year Ended
	December 31, 2011	December 31, 2012	December 31, 2013
Cost of revenue	$270	$78	$87
Sales and marketing	309	1,039	1,105
Technology and development	858	828	1,645
General and administrative	831	1,099	3,515

Total	$2,268	$3,044	$6,352

(2)	The holders of our convertible preferred stock are entitled to cumulative dividends prior and in preference to common stock. Because the holders of our convertible preferred stock are entitled to participate in dividends, net loss attributable to common stockholders is equal to net loss adjusted for cumulative preferred stock dividends for the period. Immediately upon the closing of this offering, each outstanding share of convertible preferred stock will be automatically converted into one-half of a share of our common stock and these holders will not be entitled to the cumulative dividends. See Note 11 to our consolidated financial statements for a description of our convertible preferred stock.
(3)	See Note 2 to our consolidated financial statements for a description of the method used to compute basic and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share attributable to common stockholders.
(4)	All share, per-share and related information have been retroactively adjusted, where applicable, to reflect the impact of a 1-for-2 reverse stock split, including an adjustment to the preferred stock conversion ratio, which was effected on March 18, 2014.

Consolidated Balance Sheet Data

	At December 31
	2012	2013
	(in thousands)
Cash and cash equivalents	$21,616	$29,956
Accounts receivable, net	$67,335	$94,722
Property, equipment and capitalized software, net	$12,697	$15,916
Total assets	$108,014	$149,887
Debt and capital lease obligations, current and non-current	$5,215	$4,181
Total liabilities	$90,005	$133,727
Convertible preferred stock	$52,571	$52,571
Common stockholders’ deficit	$(34,562)	$(36,411)

Operational and Financial Measures

	Year Ended
	December 31, 2011	December 31, 2012	December 31, 2013
Operational Measures:
Managed revenue (in thousands)	$238,838	$338,918	$485,080
Paid impressions (in billions)	980	1,431	1,336
Average CPM	$0.24	$0.24	$0.36
Take rate	15.5%	16.8%	17.3%
Financial Measures:
Revenue (in thousands)	$37,059	$57,072	$83,830
Adjusted EBITDA (in thousands)	$(6,698)	$9,205	$11,223

Managed Revenue

Managed revenue is an operational measure that represents the advertising spending transacted on our platform, and would represent our revenue if we were to record our revenue on a gross basis instead of a net basis. Managed revenue does not represent revenue reported on a GAAP basis. We review managed revenue for internal management purposes to assess market share and scale. Many companies in our industry record revenue on a gross basis, so tracking our managed revenue allows us to compare our results to the results of those companies. Our managed revenue is influenced by the volume and characteristics of paid impressions, and average CPM.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and the related notes to the consolidated financial statements included later in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, beliefs and expectations that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

We are a technology company on a mission to automate the buying and selling of advertising. Our Advertising Automation Cloud is a highly scalable software platform that powers and optimizes a leading marketplace for the real time trading of digital advertising between buyers and sellers. Through the speed and big data analytics of our algorithm-based solution, we have transformed the cumbersome, complex process of buying and selling digital advertising into a seamless automated process that optimizes results for both buyers and sellers. Buyers of digital advertising use our platform to reach 97% of Internet users in the United States and over 600 million Internet users globally on some of the world’s leading websites and applications. Sellers of digital advertising use our platform to maximize revenue from advertising, decrease costs and protect their brands and user experience, while accessing a global market of buyers representing over 100,000 brands since our inception. The benefits we provide to both buyers and sellers, and the time and effort spent by both buyers and sellers to integrate with our platform and associated applications, give us a critical position in the digital advertising ecosystem.

Our Advertising Automation Cloud incorporates proprietary machine-learning algorithms, sophisticated data processing, high volume storage, detailed analytics capabilities, and a distributed infrastructure. We analyze billions of data points in real time to enable our solution to make approximately 300 data-driven decisions per transaction in milliseconds, and to execute up to 2.5 million peak queries per second, approximately 25 billion transactions per week and 3 trillion bid requests per month. Our Advertising Automation Cloud features applications for digital advertising sellers, including websites, applications and other digital media properties, to sell their advertising inventory; applications for buyers, including demand side platforms, or DSPs, ad networks and advertising agencies, to buy advertising inventory; and an exchange over which such transactions are executed. Together, these features power and optimize a comprehensive, transparent, independent advertising marketplace that brings buyers and sellers together and facilitates intelligent decision-making and automated transaction execution for the advertising inventory we manage on our platform. We believe we help increase the volume and effectiveness of advertising, increasing revenue for sellers and improving return on advertising investment for buyers.

We have direct relationships built on technical integration with over 700 sellers of digital advertising, including approximately 40% of the U.S. comScore 100. We believe that our direct relationships and integration with sellers, which differentiate us from many other participants in the advertising ecosystem, make us a vital participant in the digital advertising industry. Our integration of sellers into our platform gives sellers the ability to monetize a full variety and volume of inventory. At the same time, buyers leverage our platform to manage their advertising spending, simplify order management and campaign tracking, obtain actionable insights into audiences for their advertising and access impression level purchasing from hundreds of sellers. We believe buyers need our platform because of our powerful solution and our direct relationships and integration with some of the world’s largest websites and applications. Our solution is constantly self-optimizing based on our ability to analyze and learn from vast volumes of data. The additional data we obtain from the volume of transactions on our platform help make our machine-learning algorithms more intelligent, leading to higher quality matching between buyers and sellers, better return on investment for buyers and higher revenue for sellers. As a result of that high quality matching, we attract even more sellers which in turn attracts more buyers and vice versa. We believe this self-reinforcing dynamic creates a strong platform for growth. The historical and real time data we derive from the over 700 seller integrations, 25 billion transactions per week, 3 trillion bid requests per month and 600 million Internet users globally that interact with our platform per month inform our machine-learning algorithms and thereby create a size, scale and capability that is difficult to replicate.

Since our incorporation in April 2007, we have invested in our solution to meet the complex needs of buyers and sellers of digital advertising. We have achieved significant growth as we have scaled our solution, including the functionality of our Advertising Automation Cloud and its applications for buyers and sellers. During our early stages, our solution helped sellers to automate their existing advertising network relationships to match the right buyer with each impression as well as increase their revenue and decrease their costs. Between 2008 and 2009, we developed direct relationships with buyers and created applications to assist buyers to increase their return on investment. During 2010, we added real time bidding, or “RTB,” capabilities, allowing sellers’ inventory to be sold in an auction to buyers, specifically, DSPs, creating a real time unified auction where buyers compete to purchase sellers’ advertising inventory. During 2012, we launched our private marketplace, which allows sellers to connect directly with pre-approved buyers to execute direct sales of previously unsold advertising inventory.

The automation of buying and selling of advertising, and in particular, RTB, has grown significantly and is projected to continue to grow. According to IDC, RTB spending was $2.7 billion in 2012, $4.5 billion in 2013 and is expected to reach $20.8 billion by 2017. We believe this trend will directly benefit us and our prospects for continued growth.

Large agencies, DSPs and ad networks, many of which are already established in size and scale, compose the majority of automated digital advertising spend. Accordingly, we believe our growth will be less affected by an increase in buyers than by increases in the amount of spend per buyer as more advertising shifts from traditional to automated buying and selling. We currently have over 700 sellers on our platform and believe that growth in the number of sellers may contribute to a larger marketplace and increased advertising spending.

Another industry trend is the expansion of automated buying and selling of advertising through new channels, such as mobile, and the expansion to new advertising units, such as video. We have only recently expanded our solution to include the mobile platform and have not yet expanded our advertising units to include video. If we are unable to effectively expand our offerings in these areas, our competitive position may weaken and our growth may be adversely affected. The growth of automated buying and selling advertising is also expanding into new markets, and in some markets the adoption of automated digital advertising is greater than in the United States. We intend to expand our business in existing territories served as well as new territories. If we are unable to localize our offerings and provide our solution in new territories, our growth may be impeded and our competitive position may weaken.

In addition to our continuous investment in our solution, we have incorporated functionalities into our solution through acquisitions. In 2009, we acquired Others Online, Inc., a digital advertising analytics company. In 2010 we acquired SiteScout Corporation, a malware and advertisement protection software company for digital display advertising. Also in 2010, we acquired Fox Audience Network, Inc., an advertising technology platform company, from News Corporation. In May 2012, we acquired MobSmith, Inc., a technology company focused on delivery of advertisements to mobile devices.

We generate revenue from buyers and sellers who use our solution for the purchase and sale of advertising inventory. Buyers use our solution to reach their intended audiences by purchasing advertising inventory that we make available from sellers through our solution. We recognize revenue upon the completion of a transaction, which is when an impression has been delivered to the consumer viewing a website or application, subject to satisfying all other revenue recognition criteria. We are responsible for the completion of the transaction. We bill

Comparison of the Years Ended December 31, 2011, 2012 and 2013

Revenue

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Revenue	$37,059	$57,072	$83,830

Revenue increased $26.8 million, or 47%, during the year ended December 31, 2013 compared to the year ended December 31, 2012. The increase in revenue was due to an increase in the amount of advertising spending on our platform during the year ended December 31, 2013 compared to the year ended December 31, 2012. This increase was primarily attributable to an increase of $0.12, or 50%, in average CPM during the year ended December 31, 2013 compared to the year ended December 31, 2012, representing an increase in revenue of approximately $30.5 million after consideration of our take rate. This increase in average CPM during the period was due to better targeting and other improved capabilities of our solution and, to a lesser extent, to an increase in the value of advertising inventory available from sellers. The increase in average CPM was partially offset by a decrease of 7% in paid impressions during the year ended December 31, 2013 compared to the year ended December 31, 2012, primarily attributable to our traffic quality control initiatives to maintain a high standard of quality advertising inventory and reduce lower quality traffic. These efforts resulted in a decrease in overall advertising inventory. The decrease in paid impressions reduced revenue by approximately $3.8 million after consideration of our take rate. The overall increase in revenue during the period reflects the continued adoption of our solution by buyers and sellers and the increasing efficiency and effectiveness of our solution.

Revenue increased $20.0 million, or 54%, during the year ended December 31, 2012 compared to the year ended December 31, 2011 primarily due to an increase of 451 billion, or 46%, in paid impressions transacted on our platform during the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase in paid impressions was primarily attributable to increased bidding from buyers due to better matching, seller security features and other capabilities offered by our solution, in addition to the continued adoption of our solution by buyers and sellers and the increasing efficiency and effectiveness of our matching capabilities. Our take rate increased to 16.8% in 2012 from 15.5% in 2011, primarily due to the implementation and increased adoption of our real-time bidding and matching auctions.

Cost of Revenue

	Year Ended December 31,
	2011	2012	2013
	(in thousands, except percentages)
Costs of revenue	$12,893	$12,367	$15,358
Percent of revenue	35%	22%	18%

Cost of revenue increased by $3.0 million, or 24%, during the year ended December 31, 2013 compared to the year ended December 31, 2012. This increase was primarily due to an increase in data center, hosting, and bandwidth costs of $1.4 million, an increase of $1.1 million in depreciation and amortization expense, including amortization of capitalized internal use software, and an increase in personnel costs of $0.4 million, each during the year ended December 31, 2013 compared to the year ended December 31, 2012. The increases in data center, hosting, and bandwidth costs were primarily attributable to data center locations added during the year ended December 31, 2013 in order to support the increase in bidding volume on our platform and resulting additional hardware, software, and maintenance expenses. The increase in depreciation and amortization was primarily attributable to increase in depreciation of computer equipment and network hardware and amortization of capitalized internal use software due to our continued investment in our revenue producing platform. The increase in personnel costs was primarily driven by increased headcount in order to support our growth. Average headcount attributable to cost of revenue increased by 34% during the year ended December 31, 2013 compared

During the year ended December 31, 2012, cash used in financing activities of $1.4 million was primarily due to payments of $1.5 million on our equipment loan and capital lease obligations, partially offset by proceeds of $0.1 million from stock option exercises.

During the year ended December 31, 2013, cash used in financing activities of $0.8 million was primarily due to payments of $1.0 million on our equipment loan and capital lease obligations and payments of offering costs to our professional advisors of $0.5 million related to our initial public offering, partially offset by proceeds of $0.9 million from stock option exercises.

Off Balance Sheet Arrangements

We do not have any relationships with other entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities that have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We did not have any other off balance sheet arrangements at December 31, 2013 other than preferred stock cumulative dividends, the operating leases, and the indemnification agreements described below.

The holders of our convertible preferred stock are entitled to dividends when, as, and if declared by our board of directors, and prior and in preference to common stock. Unless declared, dividends are not payable except that cumulative dividends are payable in the event of the sale, liquidation, dissolution, or winding up of the company. No dividends have been declared or paid to date. Immediately upon the closing of this offering, each outstanding share of convertible preferred stock will be automatically converted into one-half of a share of our common stock and these holders will no longer be entitled to cumulative dividends. Cumulative undeclared preferred stock dividends as of December 31, 2013 were $19.7 million.

Contractual Obligations and Known Future Cash Requirements

Our principal commitments consist of obligations under our outstanding credit facility with Silicon Valley Bank, leases for our various office facilities, including our corporate headquarters in Los Angeles, California, and non-cancelable operating lease agreements with data centers that expire through 2018. In certain cases, the terms of the lease agreements provide for rental payments on a graduated basis.

The following table summarizes our contractual obligations at December 31, 2013:

	2014	2015	2016	2017	2018	Thereafter	Total
	(in thousands)
Debt, including interest	$141	$141	$141	$141	$3,893	$—	$4,457
Capital lease obligations	299	106	—	—	—	—	$405
Operating lease obligations	3,867	2,026	2,320	110	—	—	$8,323

Total minimum payments	$4,307	$2,273	$2,461	$251	$3,893	$—	$13,185

Subsequent to December 31, 2013, we entered into new operating leases for office facilities in New York, Seattle and Berlin. Future non-cancelable minimum commitments relating to these operating leases totaling $3.9 million are due from February 2014 through April 2019.

At December 31, 2013, liabilities for unrecognized tax benefits of $1.5 million, which are attributable to U.S. income taxes, are not included in the table above because, due to their nature, there is a high degree of uncertainty regarding the time of future cash outflows and other events that extinguish these liabilities. In the ordinary course of business, we enter into agreements with sellers, buyers and other third parties pursuant to which we agree to indemnify buyers, sellers, vendors, lessors, business partners, lenders, stockholders, and other parties with respect to certain matters, including, but not limited to, losses resulting from claims of intellectual property infringement, damages to property or persons, business losses, or other liabilities. Generally these

Between December 13, 2012 and the date of this prospectus, we granted the following stock options:

Option Grant Dates	Number of Shares Subject to Options Granted	Exercise Price Per Share		Common Stock Fair Value Per Share at Grant Date
	(in thousands)
December 13, 2012	242	$4.70		$4.70
February 22, 2013	2,197	$7.80	*	$7.80
April 24, 2013	317	$7.80		$7.80
June 7, 2013	560	$8.30		$8.30
July 24, 2013	700	$9.80		$9.80
October 30, 2013	525	$11.84		$11.84
March 3, 2014	500	$16.22		$16.22

*	In light of the proximity of the February 22, 2013 grants to the valuation dated as of March 1, 2013, our board of directors reconsidered the fair value of the common stock and, on November 14, 2013, revised the exercise price of the options granted on February 22, 2013 to the revised estimated fair value of the common stock of $7.80.

On March 3, 2014, our board of directors approved the issuance of 2,200,371 shares of restricted stock to our employees and consultants.

Based upon $16.00 per share, the mid-point of the price range on the cover page of this prospectus, the aggregate intrinsic value of options outstanding as of December 31, 2013 was approximately $82.5 million, of which $37.2 million related to vested options and approximately $45.3 million related to unvested options.

At December 31, 2013, we had unrecognized stock-based compensation related to stock options of approximately $17.3 million which is expected to be recognized over a weighted-average period of 2.6 years.

As a result of the March 3, 2014 option grants and restricted stock issuance, we expect to recognize additional stock-based compensation expense of approximately $40.0 million primarily over the next four years.

Valuation Inputs

December 13, 2012. In estimating the fair value of our common stock to set the exercise price of such options, our board of directors considered a valuation analysis for our common stock dated as of September 30, 2012. The valuation analysis reflected a fair value for our common stock of $4.58. The primary valuation considerations were an enterprise value determined from the market-based approach using an enterprise value multiple applied to our forward revenue metric for 2012 and a lack of marketability discount of 20%. The OPM utilized the following assumptions: a time to liquidity event of 1.25 years; a risk free rate of 0.19%; and volatility of 50% over the time to a liquidity event. Estimates of the volatility of our common stock were based on available information on the volatility of common stock of comparable publicly traded companies. Our board of directors considered the proximity relative to the September 30, 2012 valuation and our financial performance in establishing the fair value of the common stock and the exercise price of the options granted in December 2012 at $4.70.

February 22, 2013 and April 24, 2013. Our board of directors considered the proximity relative to the September 30, 2012 valuation and our financial performance in initially establishing the fair value of the common stock and the exercise price of the options granted in February 2013 at $5.00. However, our board of directors subsequently received another contemporaneous valuation analysis dated as of March 1, 2013. The March 1, 2013 valuation analysis reflected a fair value for our common stock of $7.56. The primary valuation considerations were an enterprise value determined from the income approach, weighted at 75% and a market-based approach weighted at 25%. The income approach, specifically a discounted cash flow analysis, was developed based on our three year forecast and utilized a weighted average cost of capital, or WACC, of 25%. The market-based approach used a selected multiple applied to our projected 2013 and 2014 revenue. The multiple increased from the September 30, 2012 valuation analysis was primarily due to the adjustments to the set of comparable publicly traded companies included in the analysis to better reflect our growth rates and current size. The selected multiples for the market-based approach were below the average and median of the comparable publicly traded companies due to our smaller size. After deriving the value of total invested capital using the income approach and the market-based approach, we proceeded to estimate the value of the securities using both the OPM, weighted at 25% and the PWERM, weighted at 75%. The OPM utilized the following assumptions: a time to liquidity event of 2.0 years, a risk free rate of 0.25%, volatility of 50% over the time to a liquidity event and an 18% discount for lack of marketability. Estimates of the volatility of our common stock were based on available information on the volatility of common stock of comparable publicly traded companies. The PWERM used four scenarios: the “hold and build” scenario with an eventual sale two years after the valuation date, weighted at 15% with a discount for lack of marketability of 18%; the strategic sale scenario with a sale to a strategic buyer in the six months after the valuation date, weighted at 10% with a lack of marketability discount of 9%; an IPO scenario, with a filing one year from the valuation date, weighted at 43% with a lack of marketability discount of 12%; and a downside scenario, with a sale at a lower than expected value three years from the valuation date, weighted at 32% and a lack of marketability discount of 22%. In light of the proximity of the February 22, 2013 grants to the valuation dated as of March 1, 2013, our board of directors reconsidered the fair value of the common stock and, on November 14, 2013, revised the exercise price of the options granted on February 22, 2013 to the revised estimated fair value of the common stock of $7.80. The increase in our fair value resulted in part from the continued growth and financial performance of our business. During the three months ended March 31, 2013, managed revenue grew by 45% and our revenue grew 54% compared to the three months ended March 31, 2012, indicating a significant increase in the adoption of our solution, and we expanded our management team by hiring our President and our Chief Financial Officer and Chief Operating Officer, each of whom has experience in management of a public company. With respect to the April 2013 grants, our board of directors considered the proximity relative to the March 1, 2013 valuation, and that there were no material changes to the business since the March 2013 valuation, in establishing the fair value of the common stock and the exercise price of the options granted in April 2013 at $7.80.

June 7, 2013 and July 24, 2013. In estimating the fair value of our common stock to set the exercise price of such options, our board of directors considered a valuation analysis for our common stock dated as of June 1, 2013. The valuation analysis reflected a fair value for our common stock of $8.30. The primary valuation considerations were an enterprise value determined from the income approach weighted at 75% and from the market-based approach weighted at 25%. The income approach, specifically a discounted cash flow analysis, was developed based on our three year forecast and utilized a WACC of 28%. The market-based approach used a selected multiple applied to our projected 2013 and 2014 revenue. The selected multiples for the market based approach were below the average and median of the comparable publicly traded companies due to our smaller size. After deriving the value of total invested capital using the income approach and the market-based approach, we proceeded to estimate the value of the securities using both the OPM, weighted at 25% and the PWERM, weighted at 75%. The OPM utilized the following assumptions: a time to liquidity event of 2.0 years, a risk free rate of 0.30%, volatility of 45% over the time to a liquidity event and a 16% discount for lack of marketability. Estimates of the volatility of our common stock were based on available information on the volatility of common stock of comparable publicly traded companies. The PWERM used four scenarios: the “hold and build” scenario with an eventual sale two years after the valuation date, weighted at 15% with a discount for lack of marketability of 16%; the strategic sale scenario with a sale to a strategic buyer in the six months after the valuation date, weighted at 10% with a lack of marketability discount of 8%; an IPO scenario, with a completion of an IPO one year from the valuation date, weighted at 43% with a lack of marketability discount of 11%; and a downside scenario, with a sale at a lower than expected value three years from the valuation date, weighted at 32% and a lack of marketability discount of 19%. Our board of directors considered the proximity relative to the June 2013 valuation and our financial performance in establishing the fair value of the common stock and the exercise price of the options granted in June 2013 at $8.30. Our board of directors considered the proximity relative to the June 2013 valuation and our financial performance in establishing the fair value of the common stock and the exercise price of the options granted in July 2013 at $9.80. The increase in our fair value resulted in part from the continued growth and financial performance of our business. During the three months ended

June 30, 2013, our managed revenue grew 48% and our revenue grew 46% compared to the three months ended June 30, 2012, indicating a continuing increase in the adoption of our solution, and we expanded our management team by hiring 10 new members of senior management in the areas of engineering, legal, finance, strategy and corporate development.

October 30, 2013. In estimating the fair value of our common stock to set the exercise price of such options, our board of directors considered a valuation analysis for our common stock dated as of October 1, 2013. The valuation analysis reflected a fair value for our common stock of $11.84. The primary valuation considerations were an enterprise value determined from the income approach weighted at 75% and from the market-based approach weighted at 25%. The income approach, specifically a discounted cash flow analysis, was developed based on our forecast through 2015 and utilized a WACC of 23%. The market-based approach used a selected multiple applied to our projected 2013 and 2014 revenue. The multiple increased from the July 1, 2013 valuation analysis was primarily due to the addition of four newly public companies in the digital advertising sector to the set of comparable publicly traded companies included in the analysis. The selected multiples for the market based approach were below the average and median of the comparable publicly traded companies due to the smaller size of our Company. After deriving the value of total invested capital using the income approach and the market-based approach, we proceeded to estimate the value of the securities using both the OPM, weighted at 10% and the PWERM, weighted at 90%. The OPM utilized the following assumptions: a time to liquidity event of 1.0 years, a risk free rate of 0.10%, volatility of 47% over the time to a liquidity event and a 10% discount for lack of marketability. Estimates of the volatility of our common stock were based on available information on the volatility of common stock of comparable publicly traded companies. The PWERM used four scenarios: the “hold and build” scenario with an eventual sale 1.5 years after the valuation date, weighted at 10% with a discount for lack of marketability of 13%; the strategic sale scenario with a sale to a strategic buyer in the six months after the valuation date, weighted at 5% with a lack of marketability discount of 7%; an IPO scenario, with a completion of an IPO nine months from the valuation date, weighted at 55% with a lack of marketability discount of 9%; and a downside scenario, with a sale at a lower than expected value 2.5 years from the valuation date, weighted at 30% and a lack of marketability discount of 16%. The shift in the probabilities of the various scenarios in the October 2013 valuation was a result of our commencement of preparations for our initial public offering, increasing the likelihood of an initial public offering relative to other liquidity scenarios. Our board of directors considered the proximity relative to the October 2013 valuation and our financial performance in establishing the fair value of the common stock and the exercise price of the options granted in October 2013 at $11.84. The increase in our fair value resulted in part from the continued growth and financial performance of our business, and our commencement of preparations for our initial public offering, the increase in the probability of an initial public offering relative to other shareholder liquidation alternatives and the resulting decrease in the discount for lack of marketability.

March 3, 2014. In estimating the fair value of our common stock to set the exercise price of such options, our board of directors considered a valuation analysis for our common stock dated as of December 31, 2013. The valuation analysis reflected a fair value for our common stock of $16.22. The primary valuation considerations were an enterprise value determined from the income approach weighted at 50% and from the market-based approach weighted at 50%. The income approach, specifically a discounted cash flow analysis, was developed based on our forecast through 2015 and utilized a WACC of 18%. The market-based approach used a selected multiple applied to our 2013 and projected 2014 revenue. After deriving the value of total invested capital using the income approach and the market-based approach, we proceeded to estimate the value of the securities using both the OPM, weighted at 10% and the PWERM, weighted at 90%. The OPM utilized the following assumptions: a time to liquidity event of 0.7 years, a risk free rate of 0.10%, volatility of 47% over the time to a liquidity event and an 8.4% discount for lack of marketability. Estimates of the volatility of our common stock were based on available common stock volatilitites of comparable publicly traded companies. The PWERM used three scenarios: the strategic sale scenario with a sale to a strategic buyer twelve months after the valuation date, weighted at 12.5% with a lack of marketability discount of 10.1%; an IPO scenario, with an estimated completion of an IPO four months from the valuation date, weighted at 75% with a lack of marketability discount of 5.8%; and a downside scenario, with a sale at a lower than expected value 2.5 years from the valuation date, weighted at 12.5% and a lack of marketability discount of 15.8%. The shift in the probabilities of the various scenarios in the December 2013 valuation was a result of our progress in our preparations for our initial public offering, increasing the likelihood of an initial public offering relative to other liquidity scenarios. Our board of directors also considered information regarding a private sale of shares by a stockholder to an unaffiliated third-party in December 2013 at a price of $12.51 per share, subject to a linear upward adjustment to a maximum of $16.69 per share, which upward adjustment is conditioned upon our completion of, on or prior to December 31, 2014, an initial public offering or merger or sale of all or substantially all of our stock or assets based on a per share valuation of the company of $22.25 or higher. Our board of directors considered the proximity relative to the December 31, 2013 valuation and the private sale, as well as our financial performance, in establishing the fair value of the common stock and the exercise price of the options granted in March 2014 at $16.22. The increase in our fair value resulted in part from the continued growth and financial performance of our business, and our continued preparations for our initial public offering, the increase in the probability of an initial public offering relative to other shareholder liquidation alternatives and the resulting decrease in the discount for lack of marketability to 8.4%.

Offering Price

As discussed above, in March 2014, in consultation with the underwriters, our board of directors, our pricing committee, members of senior management, and potential investors, we determined our anticipated offering price range to be $15.00 to $17.00 per share.

Fair Value of Preferred Stock Warrant Liabilities

We have issued warrants to purchase preferred stock in connection with financing arrangements and we account for these warrants as liabilities at fair value because the underlying shares of convertible preferred stock are redeemable or contingently redeemable, including in the case of a deemed liquidation, which may obligate us to transfer assets to the warrant holders. The preferred stock warrants are recorded at fair value at the time of issuance and changes in the fair value of the preferred stock warrants each reporting period are recorded as part of other expense, net in the consolidated statement of operations until the earlier of the exercise or expiration of the warrants; or such time that the warrants convert to warrants to purchase common stock. The fair value of the preferred stock warrants was estimated using the Black-Scholes option-pricing model. Upon the earlier of the exercise of the warrants or the completion of a liquidation event, including the completion of an initial public offering in which the shares underlying the warrants would convert from the related shares of preferred stock into shares of common stock, the preferred stock warrant liability will be re-measured to fair value and any remaining liability will be reclassified to additional paid-in capital.

Business Combinations

The results of businesses acquired in a business combination are included in our consolidated financial statements from the date of acquisition. We allocate the purchase price, which is the sum of the consideration we provide which may consist of cash and or equity, in a business combination to the identifiable assets and liabilities of the acquired business at their acquisition date fair values. The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenues and cash flows, discount rates and selection of comparable companies.

When we issue stock-based or cash awards to an acquired company’s selling stockholders, we evaluate whether the awards are contingent consideration or compensation for post-business combination services. Our evaluation includes, among other things, whether the vesting of the awards is contingent on the continued employment of the selling stockholder beyond the acquisition date. If continued employment is required for

BUSINESS

Overview

We are a technology company on a mission to automate the buying and selling of advertising. Our Advertising Automation Cloud is a highly scalable software platform that powers and optimizes a leading marketplace for the real time trading of digital advertising between buyers and sellers. Through the speed and big data analytics of our algorithm-based solution, we have transformed the cumbersome, complex process of buying and selling digital advertising into a seamless automated process that optimizes results for both buyers and sellers. Buyers of digital advertising use our platform to reach 97% of Internet users in the United States and over 600 million Internet users globally on some of the world’s leading websites and applications. Sellers of digital advertising use our platform to maximize revenue from advertising, decrease costs and protect their brands and user experience, while accessing a global market of buyers representing over 100,000 brands since our inception. The benefits we provide to both buyers and sellers, and the time and effort spent by both buyers and sellers to integrate with our platform and associated applications, give us a critical position in the digital advertising ecosystem.

Our Advertising Automation Cloud incorporates proprietary machine-learning algorithms, sophisticated data processing, high volume storage, detailed analytics capabilities, and a distributed infrastructure. We analyze billions of data points in real time to enable our solution to make approximately 300 data-driven decisions per transaction in milliseconds, and to execute up to 2.5 million peak queries per second, approximately 25 billion transactions per week and 3 trillion bid requests per month. Our Advertising Automation Cloud features applications for digital advertising sellers, including websites, applications and other digital media properties, to sell their advertising inventory; applications for buyers, including DSPs, ad networks and advertising agencies, to buy advertising inventory; and an exchange over which such transactions are executed. Together, these features power and optimize a comprehensive, transparent, independent advertising marketplace that brings buyers and sellers together and facilitates intelligent decision-making and automated transaction execution for the advertising inventory we manage on our platform. We believe we help increase the volume and effectiveness of advertising, increasing revenue for sellers and improving return on advertising investment for buyers.

We have direct relationships built on technical integration with over 700 sellers of digital advertising, including approximately 40% of the U.S. comScore 100, which is a list of the top U.S. digital sellers by reach. We believe that our direct relationships and integration with sellers, which differentiate us from many other participants in the advertising ecosystem, make us a vital participant in the digital advertising industry. Our integration of sellers into our platform gives sellers the ability to monetize a full variety and volume of inventory. At the same time, buyers leverage our platform to manage their advertising spending, simplify order management and campaign tracking, obtain actionable insights into audiences for their advertising and access impression level purchasing from hundreds of sellers. We believe buyers need our platform because of our powerful solution and our direct relationships and integration with some of the world’s largest websites and applications. Our solution is constantly self-optimizing based on our ability to analyze and learn from vast volumes of data. The additional data we obtain from the volume of transactions on our platform help make our machine-learning algorithms more intelligent, leading to higher quality matching between buyers and sellers, better return on investment for buyers and higher revenue for sellers. As a result of that high quality matching, we attract even more sellers which in turn attracts more buyers and vice versa. We believe this self-reinforcing dynamic creates a strong platform for growth. The historical and real time data we derive from the over 700 seller integrations, 25 billion transactions per week, 3 trillion bid requests per month and 600 million Internet users globally that interact with our platform per month inform our machine-learning algorithms to create a size, scale and capability that is difficult to replicate.

We believe we are positioned to take advantage of several trends in the advertising industry, including the shift in advertising spending from analog to digital advertising, the move towards automation and the convergence of media across multiple channels. The display, mobile and video digital advertising market is projected to grow to $90 billion by 2017, and the need for automation in this market is growing commensurately, with real time bidding alone projected to grow at a compounded annual growth rate of 57% from $1.4 billion in 2011 to $20.8 billion in 2017.

Applications for Buyers

Buyers leverage our applications to access a large audience and to purchase advertising inventory based on their key demographic, economic, and timing criteria. These applications help streamline a buyer’s purchasing operations, increase the efficiency of its spending and the effectiveness of its advertising campaigns. By utilizing our applications, advertisers gain access to a large pool of digital advertising inventory. Buyers can execute highly automated campaigns and take advantage of unique targeting data and optimization technology that is provided by our platform. Buyers are also able to use unified reporting and analytics through buyer-user interface that has been designed to specifically address buyer preferences.

Buyers realize the following benefits from our platform:

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Direct Access to a Global Audience and Hundreds of Premium Sellers. By leveraging our platform, buyers can reach 600 million Internet users globally across over 700 sellers, including over 40% of the U.S. comScore 100. comScore reports that our U.S. reach is currently the largest, by users, of any display advertising entity (comScore September 2013). Furthermore, unlike many organizations in the digital advertising industry, we have direct relationships with sellers and can enable buyers to circumvent a multistep, expensive and inefficient process to connect to the seller.

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Flexible Access to Inventory. Our platform allows buyers to purchase advertising inventory in their preferred manner, whether by RTB, static bidding, direct order or via our unified auction. Our solution also has the flexibility to allow buyers to integrate their purchases on our platform through their existing buying technologies or to buy directly through our platform.

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Optimized Return on Investment by Consolidating Spending on One Platform. By concentrating more of their spending on our platform buyers can construct a larger data set specific to our platform, which results in superior targeting and more effective campaigns over time. They also benefit from our machine-learning algorithms which are constantly analyzing their data in order to improve the effectiveness of their campaigns.

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Simplified Order Management and Campaign Tracking. By eliminating most manual steps, our applications enable buyers to efficiently manage their digital campaigns and significantly reduce the time it would otherwise take to effectively execute their digital advertising programs.

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Transparency and Control Over Advertising Spending. Our platform is designed to be transparent and let buyers know and control where their dollars are being spent. Buyers can easily navigate through our interface to choose the list of sellers they want to purchase inventory from and see an indicative price range that they should expect to pay.

•	Brand Security. Our suite of brand security technologies and premium seller base ensures buyers that their advertisements will appear in an environment they have pre-approved.

Our Market Opportunity

We believe that important trends greatly enhance our market opportunity, namely: the shift in advertising spending to digital advertising, the move towards automation, and the convergence of media across multiple channels.

Rapid Growth in Digital Advertising Spending

While media consumption and time spent by consumers have shifted relatively quickly from television, broadcast radio, and print to Internet, digital television and mobile devices, the shift in advertising spending from analog and print to digital has lagged to date. This is consistent with historical patterns of migration from print media, such as newspapers and magazines, and broadcast television, in which audience adoption of new platforms has preceded the migration of advertiser spending, with that gap decreasing over time. The rapid growth in digital media consumption has driven growth in digital advertising spending, which is growing at a fastest and most scalable digital advertising technology platforms in the industry. We estimate our cloud currently executes up to 2.5 million peak queries per second and approximately 25 billion transactions per week. The speed of our platform provides buyers and sellers with reduced latency, limited loss of perishable inventory, better matching and increased efficacy of advertisements, which perform better the faster they are delivered. The scale of our platform supports the volume, diversity, and complexity of buyers’ bids on sellers’ advertising inventory, thereby increasing market liquidity and access and optimal pricing using our machine-learning algorithms.

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Highly Evolved Machine-Learning Algorithms that Leverage Big Data. We have developed a highly sophisticated set of machine-learning algorithms that are able to process over 3 trillion bid requests per month in order to optimize the pricing and matching of inventory and buyers. Utilizing these algorithms, we are able to optimize pricing and sellers’ monetization of their inventory. We are also able to offer more sophisticated targeting options to buyers that allow them to maximize the impact of their advertising spending.

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Dual Network Effects. As we process more volume on our automated platform in the form of bid requests, events and transactions, we accumulate more data, such as pricing, geographic and preference information, data on how best to optimize yield for sellers and more. This additional data helps make our machine-learning algorithms more intelligent and this leads to more effective matching between buyers and sellers. As a result, more buyers and sellers are attracted to our platform, from which we get more data, which further reinforces the network effect and thereby increases market liquidity, which benefits both buyers and sellers.

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Direct Relationships and Integration with High Quality Sellers. Our Advertising Automation Cloud builds on our direct relationships and integration with our seller base. We integrate our technology into their systems and have a direct financial relationship with them. Our teams also interact with sellers on an almost daily basis. This is a major distinction, as illustrated by our comScore reach, relative to many digital advertising companies who rely on our platform or third parties to access sellers and do not have direct relationships. We believe that these direct relationships and integration make us a critical participant in the digital advertising ecosystem, and make our solution one that would be difficult and time consuming for sellers to replicate, resulting in low seller attrition. Our direct seller relationships also provide us with an existing sales channel through which to expand the functionality offered by our applications to include additional services, such as our solutions for automated direct orders and mobile applications.

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Leading User Reach and Significant Scale. According to comScore (February 2014), we reach 97% of Internet users in the United States, which establishes us as a leader in digital advertising. We reach more U.S. Internet users than any other display advertising entity. Our reach of over 600 million Internet users globally enables us to provide buyers with the ability to execute their largest campaigns and easily reach their target audiences. The scale of our solution is evidenced by the amount of advertising spending transacted on our platform, as demonstrated by our managed revenue, which was $485.1 million for the year ended December 31, 2013. We believe our market reach and scale is a significant competitive advantage.

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Comprehensive Solution Covering All Types of Inventory and Demand. We believe there are few participants in our market that are directly integrated with sellers in a way that allows them to make a full range and volume of advertising inventory readily available in the marketplace. We enable sellers to offer their inventory through several types of transactions, including RTB, static bidding and direct orders. The availability of this wide range and volume of inventory, together with the multiple ways of purchasing, attracts a similarly wide variety of buyers, providing us access to not only buyers in the $4 billion RTB market, but also to the entire $50 billion display market.

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Scalable Business Model. As we bring buyers and sellers onto our platform, they transact in an automated fashion without additional sales and marketing efforts from us. This allows us to grow the managed revenue on our platform without a proportional increase in our sales and marketing expenses.

Rocket Fuel. Rocket Fuel is a technology company that delivers a programmatic media-buying platform utilizing artificial intelligence and big data to optimize ad buying across display, mobile, social, and video channels. Rocket Fuel analyzes and purchases large volumes of advertising inventory to fulfill advertisers’ needs while finding cost-effective inventory sources.

From the fourth quarter of 2012, when they began buying via RTB directly with us, to the third quarter of 2013, our managed revenue from Rocket Fuel increased 1,200%. Rocket Fuel also utilizes us for mobile display inventory buying and plans to continue to expand our relationship.

Aegis Media Agency Trading Desk. Amnet is the trading desk for Aegis Media, a wholly owned subsidiary of Dentsu, a Japanese media conglomerate. Amnet applies a fully automated approach to delivering audiences across display, video and mobile and a major part of its trading is done through RTB.

Amnet’s focus is on delivering more effective media across both performance and brand campaigns. It began purchasing inventory using our platform in January 2012, growing their overall spend by 7,000% from January to December 2012.

Amnet saw direct orders as the natural evolution of the ad automation marketplace when they came to market in late 2012, and saw our direct order feature as an opportunity to buy high value advertising inventory. It began purchasing direct orders through us in July 2012, and has increased its direct order spending 1,600% from January to October 2013. Since it starting working with us, Amnet has bought media for over 900 advertiser brands across approximately 5,000 web pages through our platform.

Vivaki. Vivaki is the primary agency trading desk for Paris based Publicis Groupe, a global agency network operating in more than 100 countries. Vivaki represents advertisers such as American Express, Chase, Coke, eTrade, Kraft, Microsoft, Sprint, Toyota, Verizon and Wal-Mart. Vivaki started buying inventory on the Rubicon Project platform in May 2012.

Vivaki saw the potential for increasing accuracy and efficiency in purchasing advertising inventory and building campaigns through Rubicon Project using RTB and eventually direct orders. Vivaki’s total spend on our platform grew approximately 60% from September 2012 to September 2013, with its direct order buying activity growing 750%, to make up approximately 20% of its total buying activity on our platform. Vivaki’s activity on our platform has grown to include buying inventory for 350 advertiser brands, across almost 5,000 websites.

Sellers Using Our Solution

We have over 700 sellers on our platform and, according to comScore (February 2014), approximately 97% of all US Internet users view one or more advertisements placed through our solution every month. Over 40% of the comScore 100, which is a list of the top U.S. digital sellers by user reach, are directly integrated into our solution. We count organizations within the same corporate structure as one seller.

We have direct relationships and integration with sellers in 33 countries, including the UK, France, Germany and Australia. We are continuing to build on our international reach, including through recent establishment of operating presence and buyer and seller relationships in Latin America and Asia. We have averaged approximately 98% monthly seller retention since the beginning of 2012, excluding accounts with less than $10,000 in lifetime revenues and accounts we elected to terminate for various reasons, including failure to meet volume thresholds or traffic quality standards. Accounts that earn under $100 in revenue for three consecutive months are counted as lost.

From 2010 to 2013, RTB inventory volume monetized per seller across our business has grown from approximately $46,000 to approximately $437,000, equivalent to a 111% compounded annual growth rate. We have been able to leverage our display seller base to enter the mobile marketplace. We launched our mobile product in the fourth quarter of 2012 and have increased the number of our mobile sellers to approximately 130 as of December 31, 2013.

Our Technology

To support our solution, we have developed a network of remote servers hosted on the Internet that store, manage, and process rules set by buyers and sellers and data about demographics, economics, timing, and preferences. We have specially engineered a high volume processing system, called the Rubicube, that provides significant scale and is programmed for high frequency, low latency trading. We estimate that our Advertising Automation Cloud currently executes up to 2.5 million peak queries per second and averages approximately 25 billion transactions per week. It utilizes over 25,000 central processing units, which read and execute our program instructions. In addition, our Advertising Automation Cloud supports 260 gigabytes of data transfer per second and stores more than 2.4 petabytes of data, backed by our globally distributed infrastructure hosted at data centers in California, Nevada, Virginia, The Netherlands and Japan. We lease data center capacity on market standard terms pursuant to leases expiring between October 2014 and June 2015. We believe that having a distributed infrastructure is useful to reduce latency. We regularly change and add data center capacity to support growth and to find the best pricing and locations for our business. We are not dependent on any single provider of data center capacity and we believe that, if we require additional data center capacity, or if a contract with a data center terminates unexpectedly, we will be able to obtain additional capacity on commercially reasonable terms and within a relatively short time period.

This infrastructure is supported by a real time data pipeline, a system that quickly moves volumes of data generated by our business into reporting systems that allow usage both internally and by buyers and sellers, and a 24 hour Network Operations Center, which provides failure protection by monitoring and rerouting traffic in the event of equipment failure or network performance issues between buyers and our exchange.

Our infrastructure provides buyers and sellers with reduced latency, while the scale of the infrastructure supports the volume, diversity, and complexity of buyers’ bids on sellers’ advertising inventory, which increases market liquidity and optimal pricing using our machine-learning algorithms. Our data processing scale is currently over 100 billion transactions per month, compared to 7 billion transactions per month reported by Visa and 40 billion shares traded per month reported by Nasdaq. Our platform’s architecture allows for additional scale through enhancements and additions to the infrastructure, which enables us to better evolve and adapt to the demands of buyers and sellers and remain competitive in the marketplace.

Our proprietary data-driven machine-learning algorithms enable our solution to make decisions that maximize revenue for sellers and improve return on investment for buyers. These algorithms combine and analyze multiple types of data and enable our systems to execute approximately 40 million decisions per second, all in time to allow transactions to be executed in an average of 80 milliseconds.

Decisions processed through these algorithms relate to the following types of data:

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Pricing Metadata—We provide information on historical pricing, bids, buyer type and buyers to determine auction winners between RTB and static bidding. This data includes approximately 3 trillion bid requests per month, 2.5 million peak bids per second and data from tens of thousands of brands and all major DSPs, ad networks and ATDs;

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Audience Data—We reach approximately 97% of U.S. Internet users (comScore, February 2014) and over 600 million Internet users globally on a monthly basis. We have direct relationships with approximately 40% of the top 100 U.S. sellers as ranked by comScore in terms of reach. This reach provides us with a large volume of data about users and audiences, such as pricing of advertisements, historical clearing prices, bid responses, what types of ads are allowed on a particular website, which websites a buyer prefers, what ad formats are available to be served, advertisement size and location, where a user is located, what users an advertiser wants to target, how many ads the user has seen, browser or device information and sellers’ proprietary data about users.

Auction and security algorithms use matchmaking algorithms with both historical and real time data to drive automated decision-making processes.

Audit Committee

Sumant Mandal, Jarl Mohn and Lisa L. Troe, each of whom is a non-employee member of our board of directors, comprise our audit committee. Lisa L. Troe is the chair of our audit committee. Our board of directors has determined that each of the members of our audit committee satisfies the requirements for independence and financial literacy under the rules and regulations of the New York Stock Exchange and the SEC. Our board of directors has also determined that Lisa L. Troe qualifies as an “audit committee financial expert,” as defined in the SEC rules, and satisfies the financial sophistication requirements of the New York Stock Exchange. The audit committee is responsible for, among other things, providing assistance to the board of directors in fulfilling its oversight responsibilities regarding the integrity of our financial statements, our compliance with applicable legal and regulatory requirements, the integrity of our financial reporting processes, including its systems of internal accounting and financial controls, the performance of our internal audit function and independent auditor and our financial policy matters by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to confirm that the accountants are independent of management.

Compensation Committee

Sumant Mandal and Jarl Mohn, each of whom is a non-employee member of our board of directors, comprise our compensation committee.                     is the chair of our compensation committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the rules of the New York Stock Exchange and the SEC and is an “outside director” within the meaning of Section 162(m) of the Code. The compensation committee is responsible for, among other things, overseeing our overall compensation structure, policies and programs, and assessing whether our compensation structure establishes appropriate incentives for officers and employees. The compensation committee also reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, sets the compensation of these officers based on such evaluations and reviews and recommends to the board of directors any employment-related agreements, any proposed severance arrangements or change in control or similar agreements with these officers. The compensation committee also administers the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members and the adequacy of the charter of the compensation committee. The compensation committee will also prepare a report on executive compensation, when and as required by the SEC rules, to be included in our annual report and annual proxy statement.

Nominating and Governance Committee

Sumant Mandal and Jarl Mohn, each of whom is a non-employee member of our board of directors, comprise our nominating/governance committee.                     is the chair of our nominating and governance committee. Our board of directors has determined that each member of our nominating and governance committee meets the requirements for independence under the rules of the New York Stock Exchange. The nominating/governance committee is responsible for, among other things, developing and recommending to the board of directors criteria for identifying and evaluating candidates for directorships and making recommendations to the board of directors regarding candidates for election or reelection to the board of directors at each annual stockholders’ meeting. In addition, the nominating/corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board of directors concerning corporate governance matters. The nominating and corporate governance committee will be also responsible for making recommendations to the board of directors concerning the structure, composition and function of the board of directors and its committees.

EXECUTIVE COMPENSATION

Our named executive officers, or NEOs, for 2013, consisted of our principal executive officer and the next two most highly-compensated executive officers as described below.

2013 Summary Compensation Table

The executive compensation disclosure that follows explains the compensation awarded to, earned by or paid to our named executive officers, Frank Addante, Gregory R. Raifman and Todd Tappin.

The following tables and narratives address and explain the compensation provided to our named executive officers in 2013. All figures below reflect a 1-for-2 reverse stock split which was effected on March 18, 2014.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Mr. Frank Addante	2013	280,000	2,013	—	265,507	—	547,520
Chief Executive Officer, Chief Product Architect and Chairman of the Board
Mr. Gregory R. Raifman	2013	279,615	—	3,936,539	152,011	81,503	4,449,668
President and Director
Mr. Todd Tappin	2013	279,615	—	2,974,324	130,730	—	3,384,669
Chief Operating Officer and Chief Financial Officer

(1)	Represents the payment of a holiday bonus, which was paid on January 8, 2013.
(2)	The amounts shown in this column represent the aggregate grant date fair value of the stock options awarded to the named executive officers in 2013 as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the stock options are set forth in Note 12 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus. In light of the proximity of these grants, which were made on February 22, 2013, to a valuation dated as of March 1, 2013, our board of directors reconsidered the fair value of the common stock and, on November 14, 2013, revised the exercise price of the options granted on February 22, 2013 to the revised estimated fair value of the common stock of $7.80. There is no incremental fair value as a result of such revision because the option exercise price was increased.
(3)	The amounts shown in this column represent the cash incentive amounts earned by the named executive officers for the year ended December 31, 2013.
(4)	Represents the payment of $81,503 in relocation expenses, including $77,533 for the payment of rental fees for a corporate apartment.

Outstanding Equity Awards as of December 31, 2013

The following table provides information regarding outstanding equity awards made to our named executive officers as of December 31, 2013.

		Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Mr. Frank Addante	—	—	—	—
Mr. Gregory R. Raifman		785,700	$7.80	2/21/2023	(1)
Mr. Todd Tappin		593,650	$7.80	2/21/2023	(1)

Shares Subject to the 2014 Plan. Subject to adjustment for certain dilutive or related events, the aggregate maximum number of shares of our common stock that may be issued pursuant to stock awards under the 2014 Plan, or the Share Reserve, will initially be 2,100,000 shares of common stock, inclusive of shares of common stock under our 2007 Plan that remain available for future grants as of the effective date of the 2014 Plan, which will be added to the shares reserved under the 2014 Plan to achieve an initial Share Reserve of 2,100,000 shares of common stock. In addition, the number of shares of common stock equal to the total number of shares of common stock subject to outstanding awards granted under the 2007 Plan that expire or terminate for any reason prior to exercise or settlement but after the offering, are forfeited or are otherwise reacquired or withheld (or not issued) to satisfy a tax withholding obligation in connection with an award will be added to the Share Reserve.

The Share Reserve will automatically increase on January 1st of each year during the term of the 2014 Plan commencing on January 1st of the year following the year in which the 2014 Plan becomes effective in an amount equal to five percent (5%) of the total number of shares of capital stock outstanding on December 31st of the preceding calendar year; provided, however, that the board of directors may provide that there will not be a January 1st increase in the Share Reserve in a given year or that the increase will be less than five percent (5%) of the shares of capital stock outstanding on the preceding December 31st.

The Share Reserve will not be reduced if an award or any portion thereof (i) expires or terminates without all of the shares covered by such award having been issued or (ii) is settled in cash. If any shares of common stock issued under an award are forfeited back to or repurchased by the company, such shares will revert to and again be made available for issuance under the 2014 Plan. Any shares retained or reacquired by the company in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of an award will also again become available for issuance under the 2014 Plan.

The aggregate maximum number of shares of common stock that may be issued on the exercise of incentive stock options is 2,100,000.

Shares issued under the 2014 Plan may consist of authorized but unissued or reacquired common stock of the company, including shares repurchased by the company on the open market or otherwise.

Administration. Our board of directors has the authority to administer the 2014 Plan, including the powers to: (i) determine who will be granted awards and what type of award, when and how each award will be granted, the provisions of each award (which need not be identical), the number of shares or cash value subject to an award and the fair market value applicable to an award; (ii) construe and interpret the 2014 Plan and awards granted thereunder and establish, amend and revoke rules and regulations for administration of the 2014 Plan and awards, including the ability to correct any defect, omission or inconsistency in the 2014 Plan or any award document; (iii) settle all controversies regarding the 2014 Plan and awards granted thereunder; (iv) accelerate or extend, in whole or in part, the time during which an award may be exercised or vested or at which cash or shares may be issued; (v) suspend or terminate the 2014 Plan; (vi) amend the 2014 Plan; (vii) submit any amendment to the 2014 Plan for stockholder approval; (viii) approve forms of award documents for use under the 2014 Plan and to amend the terms of any one or more outstanding awards; (ix) generally exercise such powers and perform such acts as the board of directors may deem necessary or expedient to promote the best interests of the company and that are not in conflict with the provisions of the 2014 Plan or any award documents; (x) adopt procedures and sub-plans as are necessary or appropriate; (xi) effect, with a participant’s consent, the reduction of the exercise, purchase or strike price of any outstanding stock award, the cancellation of any outstanding stock award and the grant in substitution thereof of a new stock or cash award and/or award of other valuable consideration determined by the board of directors, in its sole discretion, with any such substituted award covering the same or a different number of shares of common stock as the cancelled stock award and granted under the 2014 Plan or another equity or compensatory plan of the company or any other action that is treated as a repricing under GAAP.

Subject to the provisions of the 2014 Plan, the board of directors may delegate all or some of the administration of the 2014 Plan to a committee of two or more directors and may delegate to one or more officers the authority to designate employees who are not officers to be recipients of options and stock appreciation rights

In the absence of any affirmative determination by the board of directors at the time of a Corporate Transaction, each outstanding award will be assumed or an equivalent award will be substituted by such successor corporation or a parent or subsidiary of such successor corporation, referred to as a Successor Corporation, unless the Successor Corporation does not agree to assume the award or to substitute an equivalent award, in which case the vesting of such award will accelerate in its entirety (along with, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such Corporate Transaction as the board of directors will determine (or, if the board of directors will not determine such a date, to the date that is five days prior to the effective date of the Corporate Transaction), with such award terminating if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and with such exercise reversed if the Corporate Transaction does not become effective.

Change in Control. An award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control (as defined in the 2014 Plan) as may be provided in the award agreement for such award or as may be provided in any other written agreement between the company or any affiliate and the participant, but in the absence of such provision, no such acceleration will occur.

Termination and Amendment. The board of directors may amend the 2014 Plan as it deems necessary or advisable. If required by applicable law, the company will seek stockholder approval of any amendment of the 2014 Plan that materially (A) increases the number of shares available for issuance under the 2014 Plan, (B) expands the class of individuals eligible to receive awards, (C) increases the benefits accruing to participants under the 2014 Plan, (D) reduces the price at which shares of common stock may be issued or purchased under the 2014 Plan, (E) extends the term of the 2014 Plan, or (F) expands the types of awards available for issuance under the 2014 Plan. Except as otherwise provided in the 2014 Plan or an award document, no amendment of the 2014 Plan will materially impair a participant’s rights under an outstanding award without the participant’s written consent. The board of directors may suspend or terminate the 2014 Plan at any time. No awards may be granted after the 10th anniversary of the earlier of the date the 2014 Plan was adopted by the Board or the date the 2014 Plan is approved by the stockholders of the company. No awards may be granted under the 2014 Plan while the 2014 Plan is suspended or terminated.

2007 Stock Incentive Plan

Our board of directors adopted and our stockholders approved our 2007 Stock Incentive Plan, or the 2007 Plan, in May 2007, which was supplemented by an addendum for optionees in the United Kingdom in July 2011 and most recently amended in March 2014.

Authorized Shares. Our 2007 Plan will be terminated in connection with this offering, and, accordingly, no further shares will be available for issuance under this plan. Our 2007 Plan will continue to govern outstanding awards granted thereunder. As of December 31, 2013, options to purchase 8,359,589 shares of our common stock remained outstanding under the 2007 Plan.

Plan Administration. Our board of directors or a committee thereof appointed by our board has the authority to administer our 2007 Plan. Currently, our compensation committee has authority to administer the 2007 Plan. Subject to the provisions of the 2007 Plan, the administrator has the power to determine (i) with respect to the option grants under the discretionary option grant program, which eligible persons are to receive grants, times when such grants are to be made, the number of shares to be covered by each grant, the status of a granted option as either an incentive option or a non-statutory option, the vesting schedule (if any) and the term for which an option is to remain outstanding; and (ii) with respect to stock issuances under the stock issuance program, which eligible persons are to receive stock issuances, times when such issuances are to be made, the number of shares to be issued, the vesting schedule (if any) and consideration for such shares.

Stock Options. The administrator may grant options. The exercise price per share of all options must equal at least 100% of the fair market value per share of our common stock on the date of grant. The term of an option may not exceed ten years. The methods of payment of the exercise price of an option may include cash or

Employee Stock Purchase Plan

We have adopted a 2014 Employee Stock Purchase Plan in order to enable eligible employees to purchase shares of our common stock at a discount following the date of this offering. Purchases will be accomplished through participation in discrete offering periods. Our 2014 Employee Stock Purchase Plan, excluding any sub-plans thereunder, is intended to qualify as an employee stock purchase plan under Section 423 of the Code. We initially reserved a number of shares of our common stock for issuance under our 2014 Employee Stock Purchase Plan equal to 525,000 shares. The number of shares reserved for issuance under our 2014 Employee Stock Purchase Plan will increase automatically on January 1 of each year by 1% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year. However, our board of directors may reduce the amount of the increase in any particular year at their discretion. The maximum number of shares that may be issued to any employee in a given offering period may not exceed 1,250.

Our compensation committee will administer our 2014 Employee Stock Purchase Plan. All of our employees who work 20 or more hours per week or for five or more months per year that are employed at the beginning of an enrollment period are generally eligible to participate in our 2014 Employee Stock Purchase Plan. Employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2014 Employee Stock Purchase Plan cannot participate in our 2014 Employee Stock Purchase Plan. Under our 2014 Employee Stock Purchase Plan, eligible employees will be able to acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees will be able to select a rate of payroll deduction between 1% and 10% of their eligible compensation. We will also have the right to amend or terminate our 2014 Employee Stock Purchase Plan at any time. Our 2014 Employee Stock Purchase Plan will continue for a maximum of ten (10) years from adoption or until earlier terminated in accordance with the provisions therein.

For each offering period, new participants will be required to enroll in a timely manner. Once an employee is enrolled, participation will be automatic in subsequent purchase periods. No offering period can run for more than 27 months. An employee’s participation automatically ends upon termination of employment for any reason.

In addition to the 1,250 share limit for each offering period, no participant will have the right to purchase shares of our common stock in an amount, when aggregated with purchase rights under all our employee stock purchase plans that are also in effect in the same calendar year, that has a fair market value of more than $25,000, determined as of the first day of the applicable purchase period, for each calendar year in which that right is outstanding. The purchase price for shares of our common stock purchased under our 2014 Employee Stock Purchase Plan will be not less than 85% of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period and (ii) the last trading day of each purchase period in the applicable offering period.

If we experience a proposed liquidation or dissolution, any offering period will terminate immediately prior to the consummation of such transaction unless otherwise provided by our board of directors in its sole discretion and all outstanding purchase rights will automatically terminate and the amounts of all payroll deductions will be refunded without interest to the participants. In the event of a proposed sale of all or substantially all of our assets, or our merger or consolidation or similar combination of the company with or into another entity, then in the sole discretion of our board of directors, (1) each purchase right will be assumed or an equivalent right substituted by the successor corporation or parent or subsidiary of such successor entity, (2) on a date established by the board of directors on or before the date of consummation of such merger, consolidation, combination or sale, such date will be treated as a purchase date, and all outstanding purchase rights will be exercised on such date, (3) all outstanding purchase rights will terminate and the accumulated payroll deductions will be refunded without interest to the participants, or (4) outstanding purchase rights will continue unchanged.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. To date, we have made no matching contributions into the 401(k) plan. Pre-

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information regarding beneficial ownership of our equity interests as of March 18, 2014, and as adjusted to reflect the sale of common stock in this offering, by:

•	each stockholder or group of stockholders known by us to be the beneficial owner of more than 5% of our outstanding equity interests;

•	each of our directors;

•	each of our named executive officers;

•	all selling stockholders; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and thus represents voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

Percentage ownership of our common stock before this offering is based on 29,012,252 shares of our common stock outstanding as of March 18, 2014, giving effect to the reverse stock split completed on March 18, 2014, and assumes (i) the conversion of all outstanding shares of convertible preferred stock into an aggregate of 14,410,233 shares of Class A common stock, (ii) the conversion of all outstanding shares of our Class B common stock into an aggregate of 4,190,063 shares of Class A common stock and (iii) conversion of all of our Class A common stock (including all shares of Class A common stock issued upon conversion of our convertible preferred stock and Class B common stock as described above) into a single class of common stock upon completion of this offering. For percentage ownership information after the offering in the table we have assumed the issuance of common stock in this offering and no exercise of the underwriters’ over-allotment option. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of March 18, 2014 and a warrant exercisable in connection with the offering are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each individual listed in this table is c/o The Rubicon Project, Inc., 12181 Bluff Creek Drive, 4th Floor, Los Angeles, California 90094.

Name and Address of Beneficial Owner	Shares Beneficially Owned Prior to The Offering		Shares Being Offered	Shares Beneficially Owned After the Offering
	Number	Percent		Number	Percent
5% Stockholders
Frank Addante(1)	3,059,374	10.5%	—	3,059,374	8.8%
Entities affiliated with Clearstone Venture Partners(2)	6,299,980	21.7%	—	6,299,980	18.1%
News Corporation(3)	5,596,125	19.3%	849,776	4,746,349	13.7%
Entities affiliated with Mayfield Fund(4)	4,112,754	14.2%	—	4,112,754	11.8%
Executive Officers, Directors and Director Designees
Frank Addante(1)	3,059,374	10.5%	—	3,059,374	8.8%
Gregory R. Raifman(5)	620,530	2.1%	—	620,530	1.8%
Todd Tappin(6)	523,015	1.8%	—	523,015	1.5%
Sumant Mandal(7)	6,299,980	21.7%	—	6,299,980	18.1%
Jarl Mohn(8)	405,850	1.4%	50,000	355,850	1.0%
Lisa L. Troe(9)	—	*	—	—
All Current Executive Officers and Directors as a Group (8 persons)(10)	11,048,194	37.5%	50,000	10,998,194	31.7%

Name and Address of Beneficial Owner	Shares Beneficially Owned Prior to The Offering		Shares Being Offered	Shares Beneficially Owned After the Offering
	Number	Percent		Number	Percent
Other Selling Stockholders
Allen & Company, LLC(11)	483,201	1.6%	73,375	281,503	*
GE Capital Equity Investments, Inc.(12)	706,809	2.4%	107,329	599,480	1.7%
IDG Ventures Vietnam LP(13)	1,048,061	3.6%	159,149	888,912	2.6%
Matt Coffin(14)	39,643	*	6,020	33,623	*
NBCUniversal Media, LLC(15)	706,809	2.4%	107,330	599,479	1.7%
University of California, Berkeley Foundation(16)	8,035	*	1,220	6,815	*

*	Indicates ownership of less than one percent.
(1)

Consists of 3,059,374 shares of our common stock held by Mr. Addante. Mr. Addante’s shares include 531,669 shares of time-based restricted stock, which will vest over a period of continued service ending on the fourth anniversary of this offering, and 100,000 shares of performance-based restricted stock that will vest based upon our total stockholder return, or TSR, compared to an index to be selected by our compensation committee.

(2)	Consists of (i) 324,237 shares of our common stock and 11,730,205 shares of our preferred stock (convertible into 5,865,103 shares of common stock based on the conversion ratio after giving effect to a 1-for-2 reverse stock split) held by Clearstone Venture Partners III-A, LP and (ii) 5,796 shares of our common stock and 209,689 shares of our preferred stock (convertible into 104,844 shares of common stock based on the conversion ratio after giving effect to a 1-for-2 reverse stock split) held by Clearstone Venture Partners III-B, a Delaware multiple series LLC. Clearstone Venture Management III, LLC is the general partner of both Clearstone Venture Partners III-A, LP and Clearstone Venture Partners III-B. Sumant Mandal is a managing member of Clearstone Venture Management III, LLC. The address for these entities is 1351 Fourth Street, Fourth Floor, Santa Monica, CA 90401.
(3)	Consists of (i) 4,190,063 shares of our common stock and (ii) 2,812,125 shares of our preferred stock (convertible into 1,406,062 shares of common stock based on the conversion ratio after giving effect to a 1-for-2 reverse stock split) held by News Corporation. The address for this entity is 1211 Avenue of the Americas, New York, NY 10036.
(4)	Consists of 1,500 shares of common stock and 120,383 shares of preferred stock (convertible into 60,191 shares of common stock based on the conversion ratio after giving effect to a 1-for-2 reverse stock split) held by Mayfield Associates Fund XII, a Delaware limited partnership, or MF AF XII, 1,500 shares of common stock and 120,383 shares of preferred stock (convertible into 60,191 shares of common stock based on the conversion ratio after giving effect to a 1-for-2 reverse stock split) held by Mayfield Principals Fund XII, a Delaware multiple series limited liability company, or MF PF XII, and 97,000 shares of common stock and 7,784,742 shares of preferred stock (convertible into 3,892,372 shares of common stock based on the conversion ratio after giving effect to a 1-for-2 reverse stock split) held by Mayfield XII, a Delaware limited partnership, or MF XII. Mayfield XII Management, L.L.C., or MF XII Management, is the general partner of each of MF AF XII and MF XII and the sole managing director of MF PF XII. MF XII Management is managed by three managing directors, James T. Beck, Navin Chaddha and Robert T. Vasan, and all action by the managing directors relating to the voting or disposition of the shares of common stock beneficially held by each of MF AF XII, MF PF XII and MF XII requires approval of a majority of the managing directors. The address for each of these entities is c/o Mayfield Fund, 2484 Sand Hill Road, Menlo Park, CA 94025.
(5)	Includes 245,530 shares issuable pursuant to outstanding stock options exercisable by Mr. Raifman within 60 days of March 18, 2014, of which 212,793 were fully vested as of such date. Mr. Raifman’s beneficial ownership also includes 157,500 shares of time-based restricted stock that will vest in installments over a period of continued service ending on January 1, 2020, 125,000 shares of time-based restricted stock that will vest in equal quarterly installments over the two year period beginning as of the date of this offering and 92,500 shares of performance-based restricted stock that will vest based upon our TSR compared to an index to be selected by our compensation committee. Excludes unvested and unexercisable options to purchase 540,170 shares of common stock within 60 days of March 18, 2014.

(6)	Includes 185,515 shares issuable pursuant to outstanding stock options exercisable by Mr. Tappin within 60 days of March 18, 2014, of which 160,780 were fully vested as of such date. Mr. Tappin’s beneficial ownership also includes 150,000 shares of time-based restricted stock that will vest in installments over a period of continued service ending on January 1, 2020, 100,000 shares of time-based restricted stock that will vest in equal quarterly installments over the two year period beginning as of the date of this offering and 87,500 shares of performance-based restricted stock that will vest based upon our TSR compared to an index to be selected by our compensation committee. Excludes unvested and unexercisable options to purchase 408,135 shares of common stock within 60 days of March 18, 2014.
(7)	Consists of shares held by the Clearstone entities as disclosed in footnote (2) above. Mr. Mandal is a managing member of Clearstone Venture Management III, LLC and, as such, may be deemed to share voting and investment power with respect to all shares held by the Clearstone entities. In addition to the shares shown on the table, upon the completion of this offering, Mr. Mandal will receive an equity award with a nominal total value of $450,000, one half of which will consist of the award of restricted stock units and the other half of which will consist of a stock option with an exercise price equal to our initial public offering price. In addition, upon the completion of this offering, Mr. Mandal will receive an initial annual equity award valued at $175,000 prorated from the date hereof through the estimated date of the first annual meeting of the stockholders held in 2015, the value of such equity award will be equally split between the grant of restricted stock units and a stock option with an exercise price equal to our initial public offering price.
(8)	Consists of 405,850 shares held by The Mohn Family Trust, a revocable trust (the “Trust”), of which Mr. Mohn and his wife are co-trustees. These shares are held in the Trust for the benefit of Mr. Mohn and his wife. In addition to the shares shown on the table, upon the completion of this offering, Mr. Mohn will receive an equity award with a nominal total value of $450,000, one half of which will consist of the award of restricted stock units and the other half of which will consist of a stock option with an exercise price equal to our initial public offering price. In addition, upon the completion of this offering, Mr. Mohn will receive an initial annual equity award with a nominal value of $175,000 prorated from the date hereof through the estimated date of the first annual meeting of the stockholders held in 2015, the value of such equity award will be equally split between the grant of restricted stock units and a stock option with an exercise price equal to our initial public offering price.
(9)	In addition to the shares shown on the table, upon the completion of this offering, Ms. Troe will receive an equity award with a nominal total value of $450,000, one half of which will consist of the award of restricted stock units and the other half of which will consist of a stock option with an exercise price equal to our initial public offering price. In addition, upon the completion of this offering, Ms. Troe will receive an initial annual equity award with a nominal value of $175,000 prorated from the date hereof through the estimated date of the first annual meeting of the stockholders held in 2015, the value of such equity award will be equally split between the grant of restricted stock units and a stock option with an exercise price equal to our initial public offering price.
(10)	Includes options to purchase 478,440 shares of our common stock exercisable within 60 days of March 18, 2014, of which 373,573 are fully vested as of such date, and 1,436,219 shares of restricted stock. In addition to the shares shown on the table, upon the completion of this offering, Ms. Troe and Messrs. Mandal and Mohn will each receive an equity award with a nominal total value of $450,000, one half of which will consist of the award of restricted stock units and the other half of which will consist of a stock option with an exercise price equal to our initial public offering price. In addition, upon the completion of this offering, Ms. Troe and Messrs. Mandal and Mohn will each receive an initial annual equity award with a nominal value of $175,000 prorated from the date hereof through the estimated date of the first annual meeting of the stockholders held in 2015, the value of such equity award will be equally split between the grant of restricted stock units and a stock option with an exercise price equal to our initial public offering price. Excludes unvested and unexercisable options to purchase 1,250,910 shares of common stock within 60 days as of March 18, 2014.
(11)

Shares beneficially owned prior to the offering consists of 120,536 shares of our preferred stock (convertible into 60,268 shares of common stock based on the conversion ratio after giving effect to a 1-for-2 reverse stock split) and a warrant to purchase 845,867 shares of preferred stock (convertible into 422,933 shares of common stock based on the conversion ratio after giving effect to a 1-for-2 reverse stock split) held by

Allen & Company, LLC, a New York limited liability company. Shares beneficially owned after this offering, assumes the net exercise of a warrant for 845,867 shares of our convertible preferred stock for 294,610 shares of common stock based upon an assumed initial public offering price of $16.00 per share, which is the midpoint of the range included on the cover page of this prospectus and based on the conversion ratio after giving effect to a 1-for-2 reverse stock split. Herbert A. Allen III, the President of Allen & Company, LLC, may be deemed to have sole voting and investment power with respect to all shares held by Allen & Company, LLC. The address for this entity is 711 Fifth Avenue, New York, NY 10022.
(12)	Consists of 1,413,618 shares of our preferred stock (convertible into 706,809 shares of common stock based on the conversion ratio after giving effect to a 1-for-2 reverse stock split) held by GE Capital Equity Investments, Inc., a Delaware corporation. The address for this entity is 201 Merritt 7, Norwalk, CT 06851.
(13)	Consists of 2,096,123 shares of our preferred stock (convertible into 1,048,061 shares of common stock based on the conversion ratio after giving effect to a 1-for-2 reverse stock split) held by IDG Ventures Vietnam LP, a Delaware limited partnership. Hoang Bao Nguyen, Rachan Damidi Reddy and Duc Tran Viet may be deemed to share voting and investment power with respect to all shares held by IDG Ventures Vietnam LP. The address for this entity is Bitexco Financial Tower, 57th Floor, No. 2, Hai Trieu Street, District 1, Ho Chi Minh City, Vietnam.
(14)	Consists of 4,531 shares of our common stock, 64,286 shares of our preferred stock (convertible into 32,143 shares of common stock based on the conversion ratio after giving effect to a 1-for-2 reverse stock split) and 2,969 shares issuable pursuant to outstanding stock options exercisable within 60 days of March 17, 2014 held by Matt Coffin. The address for Mr. Coffin is P.O. Box 809, Bridgehampton, NY 11932.
(15)	Consists of 1,413,619 shares of our preferred stock (convertible into 706,809 shares of common stock based on the conversion ratio after giving effect to a 1-for-2 reverse stock split) held by NBCUniversal Media, LLC, a Delaware limited liability company. NBC Universal, Inc. (n/k/a NBCUniversal Media, LLC) is an indirect subsidiary of Comcast Corporation. The address for this entity is 30 Rockefeller Plaza, New York, NY 10036.
(16)	Consists of 16,071 shares of our preferred stock (convertible into 8,035 shares of common stock based on the conversion ratio after giving effect to a 1-for-2 reverse stock split) held by University of California, Berkeley Foundation, a California nonprofit public benefit corporation. The address for this entity is 2080 Addison Street, Suite 4200, Berkeley, CA 94720.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2011 to which we have been a party, in which the amount involved in the transaction exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest. Compensation arrangements with our directors and officers are described under “Executive Compensation” and “Management—Director Compensation.”

Transactions with News Corporation and its Affiliates

News Corporation owns more than 10% of our capital stock, and we have had and continue to have various commercial relationships with News Corporation or its affiliates.

News Corporation or some of its affiliates have offered advertising inventory on our platform for a number of years. Dow Jones & Company, Inc., a subsidiary of News Corporation, entered into a seller agreement with us in August, 2012. The agreement was amended in August, 2013 to create an umbrella agreement under which we provide to News Corporation a private marketplace and provide advertisers access to News Corporation’s global audience at scale. Under the agreement, News Corporation markets the availably of our solution to its affiliates, and those affiliates can join the agreement and receive the benefit of its terms. For example, The New York Post adopted the agreement in October 2013. The agreement reflects commercial terms negotiated on an arm’s length basis. We recognized aggregate revenue of approximately $0.6 million in 2011, $0.8 million in 2012 and $1.1 million in 2013, attributable to inventory sold through our solution by entities that we believe are affiliates of News Corporation.

For the year ended December 31, 2011, we recognized revenue of $1.6 million from a commercial arrangement with MySpace, which was a buyer that purchased advertising inventory sold through our solution and which was affiliated during the relevant period with News Corporation. The revenue arrangement terminated in 2011 and no amounts were receivable from this customer as of December 31, 2011.

In January 2013, we entered into a sublease for our headquarters in Los Angeles, California with Fox Interactive Media, Inc., an entity formerly affiliated with News Corporation. During the year ended December 31, 2013, we paid $0.3 million to Fox Interactive Media, Inc. as rent payments under the lease. The sublease term began during June 2013 and terminates in April 2021; however, we have the option to terminate the sublease on its third anniversary date if we notify Fox Interactive Media, Inc. one year in advance of our intended departure and pay a termination fee of approximately $1.2 million. In addition, the early termination fee escalates dollar-per-dollar for any tenant improvement allowance that exceeds $1.0 million. We expect to utilize our early termination option.

Amended and Restated Investors’ Rights Agreement

We are party to an investors’ rights agreement which provides that certain holders of our preferred stock, including entities affiliated with Clearstone Venture Partners, which is affiliated with one of our directors, entities affiliated with Mayfield Fund, which has the right, until consummation of the offering, to appoint one director, as well as News Corporation, a holder of more than 10% of our capital stock, have certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Amended and Restated Voting Agreement

We are a party to a voting agreement with certain holders of our preferred and common stock, including entities affiliated with Clearstone Venture Partners, entities affiliated with Mayfield Fund, an affiliate of News

Corporation, Frank Addante, our Chief Executive Officer, Chief Product Architect and Chairman of the Board. Until the consummation of the offering to which this prospectus relates, the voting agreement permits the holders of our Series A Preferred Stock (comprising entities affiliated with Clearstone Venture Partners) to elect one director, the holders of our Series B Preferred Stock (primarily comprising entities affiliated with Mayfield Fund) to elect one director, and the holders of our Class A common stock to elect two directors, one of which shall be Mr. Addante as long as he is our Chief Executive Officer or owns at least 1,084,600 shares of our Class A Common Stock. Sumant Mandal is the director elected by the holders of our Series A Preferred Stock. The holders of our Series B Preferred Stock have not exercised their right to elect a director since December 2013. The holders of Class A common stock have not currently elected a second director. The voting agreement also provides for drag along rights in the event of a sale of the company approved by the requisite vote of our board of directors and certain of our stockholders. This agreement will terminate automatically upon consummation of this offering, after which all directors will be elected by the vote of our outstanding common stock in accordance with our amended and restated certificate of incorporation and Delaware law.

Indemnification Agreements

We have entered into indemnification agreements with each of our current directors, executive officers and certain other officers. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Executive Compensation—Limitation on Liability and Indemnification Matters.”

Procedures for Approval of Related Party Transactions

We have adopted a formal written policy providing that our audit committee will be responsible for reviewing “related party transactions,” which are transactions (i) in which we are or will be a participant, (ii) in which the aggregate amount involved exceeds or may be expected to exceed $100,000 and (iii) in which a related person has or will have a direct or indirect interest. For purposes of this policy, a related person will be defined as a director, nominee for director, executive officer, or greater than 5% beneficial owner of our common stock and their immediate family members. Under this policy, all related party transactions may be consummated or continued only if approved or ratified by our audit committee.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as each will be in effect upon the completion of this offering, and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been or will be filed with the SEC as exhibits to this registration statement. References in this section to “the company,” “we,” “us” and “our” refer to The Rubicon Project, Inc. and not to any of its subsidiaries.

Following the closing of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, $0.00001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.00001 par value per share.

Common Stock

As of December 31, 2013, there were 26,559,750 shares of common stock outstanding held by 158 stockholders of record, assuming (i) the automatic conversion of all outstanding shares of our convertible preferred stock and Class B common stock into Class A common stock, and conversion of all our shares of Class A common stock (including shares of Class A common stock issued upon conversion of our convertible preferred stock and Class B common stock as described above) into shares of a single class of common stock upon filing of our amended and restated certificate of incorporation effective upon the consummation of the offering and (ii) the net exercise of an outstanding warrant for 845,867 shares of our convertible preferred stock, resulting in the issuance of 294,610 shares of our common stock, based upon an assumed initial public offering price of $16.00 (the midpoint of the price range set forth on the cover page of this prospectus). In addition, as of December 31, 2013, we had outstanding options to acquire 8,359,589 shares of our common stock and one warrant exercisable for 25,174 shares of convertible preferred stock, which will be converted to a warrant exercisable for 12,587 shares of common stock upon the completion of this offering. On March 3, 2014, our board of directors approved the issuance under our 2007 Stock Incentive Plan of 2,200,371 shares of Class A common stock as restricted stock awards and options to purchase 500,000 shares of Class A common stock.

Pursuant to our amended and restated certificate of incorporation, holders of our common stock will be entitled to one vote on all matters submitted to a vote of stockholders; provided, however, that, except as otherwise required by law, holders of our common stock, as such, shall not be entitled to vote on any amendment to our amended and restated certificate of incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to our amended and restated certificate of incorporation. Pursuant to our amended and restated certificate of incorporation, holders of our common stock will not be entitled to cumulative voting in the election of directors. This means that the holders of a plurality of the votes cast at a meeting of stockholders will be able to elect all of the directors then standing for election. Subject to the rights, if any, of the holders of any outstanding series of preferred stock, holders of our common stock shall be entitled to receive dividends out of any of our funds legally available when, as and if declared by the board of directors. Upon the dissolution, liquidation or winding up of the company, subject to the rights, if any, of the holders of our preferred stock, the holders of shares of our common stock shall be entitled to receive the assets of the company available for distribution to its stockholders ratably in proportion to the number of shares held by them. Holders of our common stock will not have preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued in this offering, when paid for, will also be fully paid and nonassessable.

Preferred Stock

Pursuant to the provisions of our current certificate of incorporation, as will be in effect immediately prior to the closing of the offering, before the effectiveness of our amended and restated certificate of incorporation, all of our outstanding preferred stock will automatically convert into shares of common stock, with such conversion to be effective upon completion of this offering.

Following the closing of this offering, there will be no shares of preferred stock outstanding. Our board of directors will be authorized to issue not more than an aggregate of 10,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board of directors is authorized to establish, from time to time, the number of shares to be included in each series of preferred stock, and to fix the designation, powers, privileges, preferences, and relative participating, optional or other rights, if any, of the shares of each series of preferred stock, and any of its qualifications, limitations or restrictions. Our board of directors also is able to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series of preferred stock then outstanding, without any vote or action by stockholders. In the future, our board of directors may authorize the issuance of preferred stock with voting, dividend, conversion or other rights superior to rights of the holders of our common stock, or that could decrease the amount of earnings and assets available for distribution to the holders of our common stock. The issuance of our preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other consequences, have the effect of delaying, deferring or preventing a change in our control and might harm the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

Pursuant to an investors’ rights agreement, following the completion of this offering, the holders of shares of our common stock issued upon conversion of our convertible preferred stock or their permitted transferees are entitled to certain rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of an investors’ rights agreement between us and the holders of these shares, which was entered into in connection with our preferred stock financings, and include demand registration rights, piggyback registration rights and Form S-3 registration rights, subject to certain exceptions. In any registration made pursuant to such investors’ rights agreement, all fees, costs and expenses of underwritten registrations will be borne by us, and all selling expenses, including estimated underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

The registration rights terminate four years following the completion of this offering or, with respect to any particular stockholder, at such time that the stockholder can sell all of its shares during any three month period pursuant to Rule 144 of the Securities Act.

Demand Registration Rights. Following the completion of this offering, the holders of an aggregate of 18,119,158 shares of our common stock, or their permitted transferees, are entitled to certain demand registration rights. Under the terms of the investors’ rights agreement, we will be required, upon the written request at any time more than 180 days after the completion of this offering of holders of at least 40% of the shares that are entitled to registration rights under the investors’ rights agreement, to register, as soon as practicable, all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the investors’ rights agreement. Such request for registration must cover a number of shares with an anticipated aggregate offering price of $5,000,000 (exclusive of underwriters’ discounts and commissions). We will not be required to effect a demand registration during the period from 90 days prior to the filing to 180 days following the effectiveness of a registration statement relating to a public offering of our securities.

Piggyback Registration Rights. Following the completion of this offering, the holders of an aggregate of 18,119,158 shares of our common stock or their permitted transferees are entitled to certain piggyback registration rights. If we register any of our securities for our own account, after the completion of this offering, the holders of these shares are entitled to include their shares in the registration. Both we and the underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to limitations set forth in the investors’ rights agreement.

Form S-3 Registration Rights. Following the completion of this offering, the holders of an aggregate of 18,119,158 shares of our common stock or their permitted transferees are also entitled to certain Form S-3 registration rights. Any such holder or holders of not less than 20% of the shares that are entitled to registration rights under the investors’ rights agreement may request that the company effect a registration on Form S-3. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon their written request, to have such shares registered by us if the proposed aggregate offering price of such shares is at least $500,000, subject to exceptions set forth in the investors’ rights agreement.

Anti-Takeover Effects of Delaware Law, Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws that will be effective upon consummation of the offering could make the acquisition of the company more difficult. These provisions of the DGCL and our restated certificate of incorporation and our amended and restated bylaws could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us. These provisions, summarized below, are expected to discourage certain types of takeover practices and takeover bids that the company’s board of directors might consider to be coercive or inadequate, and are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors.

Delaware Anti-Takeover Law. We are subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved by our board of directors in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The applicability of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors. Our amended and restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Elimination of Stockholder Action by Written Consent or Ability to Call a Special Meeting. Our amended and restated certificate of incorporation will eliminate the right of stockholders to act by written consent without a meeting. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. This provision will make it more difficult for stockholders to take action opposed by the board of directors. Our amended and restated bylaws further will provide that special meetings of our stockholders may be called only by a majority of our board of directors, thus prohibiting a stockholder from calling a special

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market of our common stock or any of our equity securities. Future sales of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after consummation of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

Based on the number of shares of our common stock outstanding as of March 18, 2014, upon the closing of this offering and assuming (a) the conversion of our outstanding preferred stock into common stock, assuming an initial public offering price of $16.00 per share (the mid-point of the price range set forth on the cover page of this prospectus), (b) no exercise of the underwriters’ option to purchase additional shares of common stock to cover over-allotments and (c) no exercise of outstanding options or warrants, we will have outstanding an aggregate of approximately 34,723,658 shares of common stock. Of these shares, all of the 6,770,995 shares of common stock to be sold in this offering, and any shares sold upon exercise of the underwriters’ option to purchase additional shares to cover over-allotments, will be freely tradable in the public market without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act, or Rule 144. All remaining shares of common stock held by existing stockholders immediately prior to the consummation of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.

Lock-Up Agreements

In connection with this offering, we, our directors, our executive officers and holders of substantially all of our common stock, options and warrants have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for at least 90 days, and upon expiration of any applicable lock-up agreements, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to above, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

•

1% of the number of common shares then outstanding, which will equal approximately 34,723,658 shares of common stock immediately after this offering (calculated on the basis of the assumptions described above and assuming no exercise of the underwriter’s option to purchase additional shares and no exercise of outstanding options or warrants); or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our “affiliates,” as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our “affiliates” may resell those shares without compliance with Rule 144’s minimum holding period requirements (subject to the terms of the lock-up agreements referred to above, if applicable).

Amended and Restated Investors’ Rights Agreement

We are party to an investors’ rights agreement which provides that certain holders of our common stock issuable upon conversion of our convertible preferred stock, including entities affiliated with certain of our directors, have certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman, Sachs & Co. and RBC Capital Markets, LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares of our common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman, Sachs & Co.
RBC Capital Markets, LLC
Needham & Company, LLC
Oppenheimer & Co. Inc.
LUMA Securities LLC

Total:	6,770,995

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,015,649 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering prices, underwriting discounts and commissions to be paid by us and by the selling stockholders, and proceeds before expenses to us and to the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,015,649 shares of common stock.

Total
	Per Share	No Exercise	Full Exercise

Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $3.4 million. We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $40,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “RUBI.”

We, the selling stockholders, all directors and officers and the holders of substantially all of our outstanding stock, stock options and warrants have agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, or the Restricted Period:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman, Sachs & Co. on behalf of the underwriters, we or such other person will not, during the Restricted Period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters pursuant to the underwriting agreement;

•	the issuance by the company of shares of common stock upon the exercise of an option to purchase shares of common stock granted under any of our stock incentive plan or stock purchase plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of The Rubicon Project, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, convertible preferred stock and common stockholders’ deficit and cash flows present fairly, in all material respects, the financial position of The Rubicon Project, Inc. and its subsidiaries (the “Company”) at December 31, 2012 and 2013 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California

March 4, 2014, except for the subsequent events described in the third and fourth paragraphs of Note 18 as to which the date is March 18, 2014.

THE RUBICON PROJECT, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except par values)

	December 31, 2012	December 31, 2013	Pro Forma December 31, 2013
			(unaudited)
ASSETS
Current assets:
Cash	$21,616	$29,956	$29,956
Accounts receivable, net	67,335	94,722	94,722
Prepaid expenses and other current assets	2,416	4,141	4,141

TOTAL CURRENT ASSETS	91,367	128,819	128,819
Property and equipment, net	6,933	8,712	8,712
Internal use software development costs, net	5,764	7,204	7,204
Goodwill	1,491	1,491	1,491
Intangible assets, net	1,413	510	510
Other assets, non-current	1,046	3,151	3,151

TOTAL ASSETS	$108,014	$149,887	$149,887

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND COMMON STOCKHOLDERS’ EQUITY (DEFICIT)
LIABILITIES
Current liabilities:
Accounts payable and accrued expenses	$80,944	$120,198	$120,198
Debt and capital lease obligations, current portion	1,038	288	288
Other current liabilities	2,404	2,901	2,901

TOTAL CURRENT LIABILITIES	84,386	123,387	123,387
Debt and capital leases, net of current portion	4,177	3,893	3,893
Convertible preferred stock warrant liabilities	1,330	5,451	—
Other liabilities, non-current	112	996	996

TOTAL LIABILITIES	90,005	133,727	128,276

Commitments and contingencies (Note 16)
Series A, B, C, and D convertible preferred stock, $0.00001 par value, 29,691 shares authorized, 28,820 shares issued and outstanding at December 31, 2012 and 2013; liquidation preference of $72,772 at December 31, 2013. No shares issued and outstanding at December 31, 2013 pro forma	52,571	52,571	—
COMMON STOCKHOLDERS’ EQUITY (DEFICIT)
Common stock, $0.00001 par value; 73,380 shares authorized, 11,401, 11,855 and 26,265 (unaudited) shares issued and outstanding at December 31, 2012, 2013 and December 31, 2013 pro forma, respectively	—	—	1
Additional paid-in capital	18,133	25,532	83,553
Accumulated other comprehensive income	95	96	96
Accumulated deficit	(52,790)	(62,039)	(62,039)

TOTAL COMMON STOCKHOLDERS’ EQUITY (DEFICIT)	(34,562)	(36,411)	21,611

TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND COMMON STOCKHOLDERS’ EQUITY (DEFICIT)	$108,014	$149,887	$149,887

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

THE RUBICON PROJECT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013
Revenue	$37,059	$57,072	$83,830
Expenses:
Cost of revenue	12,893	12,367	15,358
Sales and marketing	17,748	20,458	25,811
Technology and development	12,496	13,115	18,615
General and administrative	8,926	12,331	27,926

Total expenses	52,063	58,271	87,710

Loss from operations	(15,004)	(1,199)	(3,880)
Other (income) expense:
Interest (income) expense, net	252	343	273
Change in fair value of preferred stock warrant liabilities	304	515	4,121
Foreign exchange (gain) loss, net	216	171	728
Other income	(503)	—	—

Total other expense, net	269	1,029	5,122

Loss before income taxes	(15,273)	(2,228)	(9,002)
Provision for income taxes	136	134	247

Net loss	(15,409)	(2,362)	(9,249)
Cumulative preferred stock dividends	(4,244)	(4,255)	(4,244)

Net loss attributable to common stockholders	$(19,653)	$(6,617)	$(13,493)

Basic and diluted net loss per share attributable to common stockholders	$(1.95)	$(0.60)	$(1.17)

Basic and diluted weighted-average shares used to compute net loss per share attributable to common stockholders	10,099	11,096	11,488

Pro forma net loss per share—basic and diluted (unaudited)			$(0.20)

Pro forma weighted-average common shares outstanding—basic and diluted (unaudited)			25,898

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

THE RUBICON PROJECT, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND COMMON STOCKHOLDERS’ DEFICIT

(In thousands)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Common Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2010	28,820	$52,571	10,349	$—	$11,064	$(26)	$(35,019)	$(23,981)
Exercise of common stock options	—	—	265	—	205	—	—	205
Stock-based compensation expense	—	—	225	—	2,296	—	—	2,296
Foreign exchange translation adjustment	—	—	—	—	—	119	—	119
Net loss	—	—	—	—	—	—	(15,409)	(15,409)

Balance at December 31, 2011	28,820	52,571	10,839	—	13,565	93	(50,428)	(36,770)
Exercise of common stock options	—	—	163	—	125	—	—	125
Equity issued for acquisition	—	—	245	—	1,237	—	—	1,237
Stock-based compensation	—	—	154	—	3,206	—	—	3,206
Foreign exchange translation adjustment	—	—	—	—	—	2	—	2
Net loss	—	—	—	—	—	—	(2,362)	(2,362)

Balance at December 31, 2012	28,820	52,571	11,401	—	18,133	95	(52,790)	(34,562)
Exercise of common stock options	—	—	454	—	866	—	—	866
Stock-based compensation	—	—	—	—	6,533	—	—	6,533
Foreign exchange translation adjustment	—	—	—	—	—	1	—	1
Net loss	—	—	—	—	—	—	(9,249)	(9,249)

Balance at December 31, 2013	28,820	$52,571	11,855	$—	$25,532	$96	$(62,039)	$(36,411)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Stock Split

On March 18, 2014, the Company effected a 1-for-2 reverse stock split of its common stock and a proportional adjustment to the conversion ratio of its convertible preferred stock.

All share, per share and related information presented in the consolidated financial statements and accompanying notes have been retroactively adjusted, where applicable, to reflect the impact of the reverse stock split including an adjustment to the preferred stock conversion ratio.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from these estimates.

On an on-going basis, management evaluates its estimates, primarily those related to: (i) revenue recognition criteria, including the determination of revenue reporting as net versus gross in the Company’s revenue arrangements, (ii) accounts receivable and allowances for doubtful accounts, (iii) the useful lives of intangible assets and property and equipment, (iv) valuation of long-lived assets and their recoverability, including goodwill, (v) the realization of tax assets and estimates of tax liabilities, (vi) the valuation of common and preferred stock and preferred stock warrants, (vii) assumptions used in the Black-Scholes option pricing model to determine the fair value of stock options, (viii) fair value of financial instruments, (ix) the recognition and disclosure of contingent liabilities, and (x) the assumptions used in calculating the valuation of acquired assets and business combinations. These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Estimates relating to the valuation of stock and business acquisitions require the selection of appropriate valuation methodologies and models, and significant judgment in evaluating ranges of assumptions and financial inputs. Actual results may differ materially from those estimates under different assumptions or circumstances.

Unaudited Pro Forma Information

The unaudited pro forma balance sheet data as of December 31, 2013 reflects (i) the automatic conversion of all outstanding shares of the Company’s convertible preferred stock into an aggregate of 14,410,233 shares of common stock after giving effect to the adjustment of the conversion ratio for the Company’s 1-for-2 reverse stock split and (ii) the reclassification of the preferred stock warrant liabilities to additional paid-in capital. Each share of convertible preferred stock will automatically convert into shares of common stock at its then effective conversion rate immediately upon the earlier of (i) the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, with proceeds to the Company of not less than $20 million (net of underwriting discounts and commissions) based on a pre-offering enterprise value of at least $250 million (“Qualified IPO”), (ii) or upon the date specified by a vote of the holders of at least 75% of all then-outstanding shares of convertible preferred stock voting together as a single class on an as-converted to Class A common stock basis, provided that the Series C preferred stock will not be converted as a result of such a vote without the consent of the holders of a majority of the shares of Series C preferred stock then outstanding, and the Series D preferred stock will not be converted as a result of such a vote without the consent of the holders of a majority of the shares of Series D preferred stock then outstanding.

The pro forma basic and diluted net loss per share calculations for the year ended December 31, 2013 reflect the conversion upon a Qualified IPO or upon the consent of the holders of at least 75% of all then-outstanding shares of convertible preferred stock voting together as a single class on an as-converted to Class A common share basis of all outstanding convertible preferred stock into shares of common stock using the as-if-converted method, as of January 1, 2013.

Note 4—Property and Equipment

Major classes of property and equipment were as follows:

	December 31, 2012	December 31, 2013
	(in thousands)
Purchased software	$1,763	$1,534
Computer equipment and network hardware	11,555	16,189
Furniture, fixtures and office equipment	926	1,047
Leasehold improvements	717	830

	14,961	19,600
Accumulated depreciation	(8,028)	(10,888)

	$6,933	$8,712

Depreciation expense on property and equipment totaled $4.0 million, $3.9 million and $4.9 million for the years ended December 31, 2011, 2012 and 2013, respectively.

At December 31, 2012 and 2013, property and equipment includes property and equipment under capital leases with a cost basis of $1.3 million and $1.3 million, respectively. Accumulated depreciation on property and equipment under capital leases at December 31, 2012 and 2013 was $0.4 million and $0.9 million, respectively.

Depreciation expense on property and equipment under capital leases was $40,000, $0.4 million and $0.5 million for the years ended December 31, 2011, 2012 and 2013, respectively.

Note 5—Internal Use Software Development Costs

Internal use software development costs were as follows:

	December 31, 2012	December 31, 2013
	(in thousands)
Internal use software development costs, gross	$8,730	$12,656
Accumulated amortization	(2,966)	(5,452)

Internal use software development costs, net	$5,764	$7,204

During the years ended December 31, 2011, 2012 and 2013, the Company capitalized $3.2 million, $3.9 million and $4.1 million of internal use software development costs. Amortization expense was $0.9 million, $2.0 million and $2.7 million for the years ended December 31, 2011, 2012 and 2013. In the year ended December 31, 2013, amortization expense included the write-off of software development costs, net, of $0.2 million. Based on the Company’s internal use software development costs at December 31, 2013, estimated amortization expense of $3.4 million, $2.6 million, $1.1 million and $0.1 million is expected to be recognized in 2014, 2015, 2016, and 2017, respectively.

Note 6—Business Combinations

On May 22, 2012, the Company completed the acquisition of all the issued and outstanding shares of MobSmith, Inc. (“MobSmith”), a San Francisco, California based technology company focused on ad-delivery to mobile devices. MobSmith provided a mobile platform for sellers to directly sell their mobile web and in-app advertising inventory on leading mobile devices. Purchase consideration for the acquisition was approximately $1.8 million in cash and 244,738 shares of the Company’s Class A common stock, with a fair value of approximately $1.2 million, valued on the acquisition date. The fair value of the Class A common stock was determined by the board of directors based on a valuation of common stock using the market comparable approach. The market comparable approach estimates value based on multiples of metrics of comparable public companies in a similar line of business. Goodwill is attributable to expected synergies of combining MobSmith’s mobile solution with the platform providing buyers and sellers access to a single platform solution and marketplace for buying and selling of both display and mobile advertising inventory, and the acquired workforce.

The Company’s allocation of the total purchase considerations is summarized below (in thousands):

Cash paid	$1,750
Common shares	1,237

Total purchase consideration	$2,987

Other assets, including cash acquired of $9	$52
Intangible assets	1,550
Goodwill	1,391
Other liabilities	(6)

Net assets acquired	$2,987

The acquired intangible assets consisted of developed technology with a fair value of $0.8 million, non-compete agreements with a fair value of $0.6 million, customer relationships with a fair value of $0.1 million, and a trademark with a fair value of $10,000. The developed technology, non-compete agreements, customer relationships, and trademark are being amortized over a weighted-average useful life of 2.5 years.

The Company recognized approximately $0.1 million of acquisition related costs during the year ended December 31, 2012, that are reflected within general and administrative expenses in the Company’s consolidated statements of operations.

In addition, upon acquisition, the Company issued 135,000 restricted shares of Class A common stock, with a fair value of approximately $0.6 million and agreed to pay $0.8 million in cash upon the one year anniversary of the acquisition, subject to the continued employment of certain employees of MobSmith with the Company. The restricted shares and cash payout were recognized as a post-acquisition compensation expense over the one year period. At December 31, 2012, the 135,000 shares remained restricted and $0.3 million of the cash compensation was unearned. In May 2013, upon the one-year anniversary of the acquisition, the share restrictions were satisfied and the cash was paid.

The operations of MobSmith were fully integrated into the operations of the Company upon acquisition. The results of operations of MobSmith were insignificant to the Company’s consolidated statements of operations from the acquisition date of May 22, 2012 through the period ended December 31, 2012.

Maturities of Debt and Capital Lease Arrangements

Maturities with respect to debt and capital lease arrangements at December 31, 2013 were as follows:

Fiscal Year	Amount
(in thousands)
2014	$288
2015	105
2016	—
2017	—
2018	3,788
Thereafter	—

Total	$4,181

Note 11—Capitalization

At December 31, 2013, the authorized capital stock of the Company consisted of 73,380,126 shares of common stock, of which 32,500,000 shares were designated Class A common stock and 4,190,063 shares were designated Class B common stock, and 29,691,524 shares of preferred stock, of which 6,154,000 shares were designated Series A preferred stock (“Series A preferred stock”), 13,588,160 shares were designated Series B preferred stock (“Series B preferred stock”), 4,765,173 shares were designated Series C preferred stock (“Series C preferred stock”), and 5,184,191 shares were designated Series D preferred stock (“Series D preferred stock”, and together with the Series A preferred stock, Series B preferred stock and Series C preferred stock, referred to as “convertible preferred stock”).

Common Stock

The rights of the Class A and Class B common stock are the same, except the shares of Class B common stock are not entitled to voting rights, other than as required by law. Each share of Class B common stock automatically converts to one share of Class A common stock immediately prior to the consummation of any underwritten public offering of the Company’s common stock, immediately prior to the consummation of a liquidation event, as defined in the Company’s Fifth Amended and Restated Certificate of Incorporate, as amended (the “Certificate of Incorporation”), or upon the conversion of all the outstanding convertible preferred stock into Class A common stock. Class A common stock and Class B common stock are collectively referred to herein as common stock.

At December 31, 2012, there were 7,210,858 and 4,190,063 shares of Class A and Class B common stock issued and outstanding, respectively. At December 31, 2013, there were 7,664,844 and 4,190,063 shares of Class A and Class B common stock issued and outstanding, respectively.

Convertible Preferred Stock

At December 31, 2012 and 2013, the Company’s outstanding convertible preferred stock consisted of the following:

	December 31, 2012 and 2013			December 31, 2012	December 31, 2013
	Shares Authorized	Shares Outstanding	Carrying Values	Liquidation Preference	Liquidation Preference
	(in thousands)
Series A	6,154	6,154	$4,000	$5,797	$6,118
Series B	13,588	13,563	21,087	29,066	30,754
Series C	4,765	3,919	9,484	12,018	12,779
Series D	5,184	5,184	18,000	21,647	23,121

Total	29,691	28,820	$52,571	$68,528	$72,772

The rights and preferences of the convertible preferred stock are as follows:

Voting Rights: On any matters presented to the Company’s stockholders for their action or consideration, each holder of convertible preferred stock is entitled to one vote for each share of Class A common stock into which such holder’s shares of convertible preferred stock are then convertible. Except as provided by law or the Certificate of Incorporation, the holders of the convertible preferred stock and Class A common stock vote together as a single class.

Dividends: The holders of the convertible preferred stock are entitled, when, as, and if declared by the board of directors, and prior and in preference to common stock, to cumulative dividends at the following per annum rates (pro-rated for partial years elapsed): $0.052 per share for Series A, $0.1244480 per share for Series B, $0.1941832 per share for Series C, and $0.2844824 per share for Series D. Cumulative preferred stock dividends at December 31, 2012 and 2013, were $15.5 million, and $19.7 million, respectively. Unless declared, dividends are not payable except in the event of a liquidation, dissolution or winding up of the Company. No dividends have been declared or paid to date.

Liquidation: In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company or a sale of the Company, the holders of the convertible preferred stock are entitled to receive out of the assets available for distribution to the Company’s stockholders, on a pari passu basis prior to distribution of any assets of the Company to the holders of common stock, an amount equal to the greater of (a) the original issuance price plus accrued but unpaid dividends, or (b) such amount as would have been payable had the convertible preferred stock converted into common stock immediately prior to the liquidation, dissolution or winding up. If amounts available to be distributed are insufficient to pay the liquidation preferences of the preferred stock in full, then the entire assets and funds of the Company legally available for distribution will be distributed to the holders of convertible preferred stock ratably in proportion to the preferential amount each holder would have otherwise been entitled to receive. After payment of the liquidation preferences to the convertible preferred stock, all remaining assets are distributed to the common stock.

The liquidation preference provisions of the convertible preferred stock are considered contingent redemption provisions because there are certain elements that are not solely within the control of the Company, such as a change in control of the Company. Accordingly, the Company has presented the convertible preferred stock within the mezzanine portion of the accompanying consolidated balance sheets.

Conversion: Each outstanding share of convertible preferred stock is convertible, at the holder’s option, into shares of Class A common stock at a conversion rate determined by dividing the original issue price for such share by the then Conversion Price for such share. The original issue price and conversion price of the each series of preferred stock are as follows:

	Original Issue Price per share	Conversion Price per share
Series A	$0.65	$1.30
Series B	$1.55556	$3.11112
Series C	$2.42729	$4.85458
Series D	$3.55603	$7.11206

The conversion price is subject to adjustment in the event of certain anti-dilutive issuances of shares of common stock. The conversion price per share in the table above reflects the adjustment for the 1-for-2 reverse stock split of the Company’s common stock effected on March 18, 2014.

Each share of convertible preferred stock will automatically convert into shares of common stock at its then effective conversion rate immediately upon the earlier of (i) the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, with proceeds to the Company of not less than $20 million (net of underwriting discounts and commissions) based on a pre-offering enterprise value of at least $250 million, (ii) or upon the consent of the holders on the date specified by a vote of at least 75% of all then-outstanding shares of convertible preferred stock voting together as a single class on an as-converted to Class A common stock basis, provided that the Series C preferred stock shall not be converted as a result of such a vote without the consent of the holders of a majority of the shares of Series C preferred stock then outstanding, and the Series D preferred stock shall not be converted as a result of such a vote without the consent of the holders of a majority of the shares of Series D preferred stock then outstanding.

Redemption: The convertible preferred stock is not redeemable at the option of the holder.

Convertible Preferred Stock Warrants

On March 1, 2009, the Company issued a fully vested, non-forfeitable warrant to purchase 25,174 shares of the Company’s Series B preferred stock at an exercise price of $1.55556 per share. The warrant was issued to the Company’s bank, Silicon Valley Bank, in connection with securing an equipment term loan under the 2009 Loan Agreement. The warrant was fully vested upon issuance and expires on March 1, 2019. The holder of the warrant has the right to include shares issued upon exercise of the warrant in certain registered offerings by the Company of its common stock. The fair value of the warrants at issuance was recorded as a deferred financing cost and was amortized over the term of the loan.

On January 12, 2010, the Company issued a warrant to an investment bank to purchase 845,867 shares of the Company’s Series C preferred stock at an exercise price of $2.42729 per share. The warrant was issued for banking and financial advisory services provided to the Company. The warrant was fully vested upon issuance and expires on the earliest of January 12, 2015, a firm commitment underwritten initial public offering if the lead underwriter requests termination, or, under certain circumstances, a liquidation, dissolution, winding up or change in control as defined in the Certificate of Incorporation. The holder of the warrant has the right to exercise the warrant for cash or on a net issuance basis. In December 2013, the lead underwriter of the proposed initial public offering requested the termination of the warrant in connection with the offering, and in March 2014, the warrant holder agreed to net exercise the warrant upon the consummation of the offering.

The Company determined the fair value of the convertible preferred stock warrants utilizing the Black-Scholes model with the following weighted-average assumptions:

	Series B December 31, 2011	Series B December 31, 2012	Series B December 31, 2013	Series C December 31, 2011	Series C December 31, 2012	Series C December 31, 2013
Risk-free interest rate	1.35%	0.97%	0.18%	0.19%	0.16%	0.13%
Expected term (in years)	7.17	6.17	0.69	1.59	1	0.50
Estimated dividend yield	8.00%	8.00%	2.00%	7.60%	4.80%	2.00%
Weighted-average estimated volatility	66%	60%	64%	61%	46%	63%
Fair value (in thousands)	$23	$34	$173	$792	$1,296	$5,278

During the years ended December 31, 2011, 2012 and 2013, the Company recognized expense of $0.3 million, $0.5 million and $4.1 million, respectively, from the re-measurement of the warrants to fair value.

Common Shares Reserved For Issuance

The Company is required to reserve and keep available out of its authorized but unissued shares of common stock such number of shares sufficient to effect the conversion of all outstanding shares of preferred stock and all outstanding warrants, plus shares granted and available for grant under the Company’s stock option plan.

The amount of such shares of the Company’s common stock reserved for these purposes at December 31, 2013 was as follows:

December 31, 2013
(in thousands)
Reserved under stock award plans	10,457
Conversion of preferred stock	14,410
Warrants to purchase convertible preferred stock	436

Total required availability	25,303

During February 2013 and September 2013, the Company increased the permitted number of shares of common stock the Company may issue under its incentive stock plan to 9,456,800 and 10,456,800, respectively.

Note 12—Stock-Based Compensation

The Company’s 2007 Stock Incentive Plan (the “Plan”) provides for the grant of non-statutory or incentive stock options to the Company’s employees, officers, directors or consultants. The Company’s board of directors administers the Plan, selects the individuals to whom options will be granted, determines the number of options to be granted, and the term and exercise price of each option. Incentive stock options granted pursuant to the terms of the Plan cannot be granted with an exercise price of less than 100% of the fair market value on the date of the grant. For awards issued to a shareholder holding 10% or more of the Company, the option term cannot exceed 5 years. The term of the options granted under the Plan cannot be greater than 10 years. Non-statutory stock options granted pursuant to the terms of the Plan cannot be granted with an exercise price of less than 100% of the fair market value on the date of the grant (110% for awards issued to a shareholder holding 10% or more of the Company). Options granted vest at varying rates, but generally over four years with 25% vesting upon completion of one year of service and monthly thereafter. Options granted under the Plan accelerate on a change in control, as defined. An aggregate of 10,456,800 shares were reserved under the Plan, of which 858,822 shares remained available for issuance at December 31, 2013.

Stock Options

A summary of stock option activity for the year ended December 31, 2013 is as follows:

	Shares Under Option	Weighted- Average Exercise Price	Weighted- Average Contractual Life	Aggregate Intrinsic Value
	(in thousands)			(in thousands)
Outstanding at December 31, 2012	5,771	$3.68
Granted	4,299	$7.36
Exercised	(477)	$2.62
Cancelled	(1,233)	$4.62

Outstanding at December 31, 2013	8,360	$6.13	8.38 years	$84,319

Vested and expected to vest at December 31, 2013	7,552	$6.00	8.31 years	$77,124
Exercisable at December 31, 2013	2,924	$3.30	7.04 years	$37,800

The total intrinsic value of options exercised during the years ended December 31, 2011, 2012 and 2013 were $0.6 million, $0.6 million and $4.6 million, respectively.

At December 31, 2013, the Company had unrecognized employee stock-based compensation relating to stock options of approximately $17.3 million which is expected to be recognized over a weighted-average period of 2.6 years.

The weighted average grant date per share fair value of stock options granted for the years ended December 31, 2011, 2012 and 2013 were $2.00, $2.58 and $5.12, respectively.

The table below sets forth information regarding stock options granted from January 1, 2013 to December 31, 2013:

Grant Date	Number of Shares	Exercise Price at Grant Date	Adjusted Exercise Price	Estimated per Share Fair Value of Common Stock at Grant Date	Intrinsic Value per Share at Grant Date
	(in thousands)
February 22, 2013	2,197	$5.00	$7.80	$7.80	$2.80
April 24, 2013	317	$7.80	$7.80	$7.80	$—
June 7, 2013	560	$8.30	$8.30	$8.30	$—
July 24, 2013	700	$9.80	$9.80	$9.80	$—
October 30, 2013	525	$11.84	$11.84	$11.84	$—

Subsequent to original grant dates, and in light of valuation analyses performed in close proximity to the grant dates that reflected higher fair values, the board of directors reconsidered the original grant date exercise prices and increased the exercise prices of the February 2013 options. The modification to increase the exercise price did not result in any incremental stock-compensation expense.

The Company estimates the fair value of stock-based payments using the Black-Scholes-Merton option pricing model. The weighted-average input assumptions used by the Company were as follows:

	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013
Year Expected term (in years)	5.9	5.8	6.0
Risk-free interest rate	1.91%	0.94%	1.28%
Expected volatility	57%	59%	58%
Dividend yield	—%	—%	—%

At December 31, 2012 and 2013, there were options to purchase 110,024 shares of common stock outstanding, respectively, awarded to non-employees at a weighted-average exercise price of $1.86 per share, respectively. These awards generally vest over 4 years and expire through 2022. The Company recorded stock-based compensation of $0.1 million for each of the years ended December 31, 2011, 2012 and 2013, relating to these awards.

During the years ended December 31, 2011, 2012 and 2013, the Company modified the terms of existing stock options granted to certain employees, to among other things, extend the exercise period and/or accelerate the vesting of options upon termination of employment, and modify the vesting of performance-based awards to time-based awards. In connection with these modifications the Company recorded stock-based compensation of $0.2 million, $0.1 million and $0.6 million, in the years ended December 31, 2011, 2012 and 2013, respectively.

Stock Awards

The following table summarizes the activity of stock awards for the year ended December 31, 2013:

Number of Awards
(in thousands)
Unvested at December 31, 2012	135
Vested	(135)

Unvested at December 31, 2013	—

During the years ended December 31, 2011, 2012 and 2013, the fair value of stock awards vested was $0.9 million, $0.1 million and $1.1 million, respectively.

Stock-Based Compensation Expense

Total stock-based compensation expense, including expense related to stock options to employees and non-employees and stock awards, for the years ended December 31, 2011, 2012 and 2013, and recorded in the consolidated statements of operations were as follows:

	Year Ended
	December 31, 2011	December 31, 2012	December 31, 2013
		(in thousands)
Cost of revenue	$270	$78	$87
Selling and marketing	309	1,039	1,105
Technology and development	858	828	1,645
General and administrative	831	1,099	3,515

Total stock-based compensation	$2,268	$3,044	$6,352

During 2011, certain of the Company’s existing principal investors purchased in aggregate 330,033 shares of common stock from the Company’s Chief Executive Officer for approximately $2.0 million, and additional investors purchased in aggregate 177,392 shares of common stock from the Company’s chief executive officer for approximately $1.1 million. The purchase price paid per share was higher than the then current fair market value of the Company’s common stock at the time of the purchases. Accordingly, the Company recognized additional stock-based compensation expense of approximately $0.7 million in general and administrative expense, included above, for the excess of consideration paid over the then fair value of the common stock.

Note 13—Income Taxes

The following are the domestic and foreign components of the Company’s loss before income taxes for the years ended December 31, 2011, 2012 and 2013:

	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013
	(in thousands)
Domestic	$(15,276)	$(2,486)	$(9,535)
International	3	258	533

Loss before income taxes	$(15,273)	$(2,228)	$(9,002)

to purchase 845,867 shares of Series C preferred stock (Note 11). The engagement letter also provides that, in case of a merger, tender offer, stock purchase, or other transaction resulting in the acquisition of the Company by another entity or the transfer of ownership or control of the Company or substantially all of its assets to another entity (a “Change in Control Transaction”) that is consummated before December 7, 2016 or pursuant to a definitive agreement entered into before that date, (i) the investment bank will provide investment banking services in connection with a Change in Control Transaction, if requested by the Company, and (ii) the Company will pay to the investment bank a fee equal to 2.5% of the total consideration paid or payable to the Company or its stockholders in the Change in Control Transaction, whether or not the Company requests such investment banking services. The investment bank is not entitled to participate in or receive any fee in connection with an initial public offering.

Note 17—Related Party Transactions

For the years ended December 31, 2011, 2012 and 2013, the Company recognized revenue of approximately $2.2 million, $0.8 million and $1.1 million, respectively, from entities affiliated with a holder of more than 10% of the Company’s outstanding common stock. At December 31, 2012 and December 31, 2013, accounts payable and accrued expenses included $1.8 million and $2.9 million, respectively, related to these revenue transactions.

During January 2013, the Company entered into a sublease for its headquarters in Los Angeles, California with an entity affiliated with a holder of more than 10% of the Company’s outstanding common stock. The sublease term began during June 2013 and terminates in April 2021; however, the Company has the option to terminate the sublease on its third anniversary date if the Company notifies the sublessor one year in advance of its intended departure and pays a termination fee of $1.2 million. In addition, the early termination fee escalates dollar-per-dollar for any tenant improvement allowance that exceeds $1.0 million. The Company expects to utilize its early termination option and has considered the estimated early termination fee in estimating its straight-line rent expense.

Note 18—Subsequent Events

The Company has evaluated subsequent events through March 18, 2014, the date of issuance of the consolidated financial statements.

On March 3, 2014, the Company’s Board of Directors approved an increase in the permitted number of shares of common stock the Company may issue under its 2007 incentive stock plan to 14,071,165.

On March 3, 2014, the Company granted options to purchase 500,000 shares of the Company’s stock at an exercise price of $16.22 per share. On March 3, 2014, the Company’s Board of Directors approved the issuance of 2,200,371 shares of restricted stock, a portion of which was contingent upon stockholder approval of an amendment to the Company’s certificate of incorporation to increase the authorized shares of common stock. On March 14, 2014 the amendment to increase the authorized shares of common stock to 80,608,856 was approved by stockholders. As a result of the option grants and restricted stock issuance, additional stock-based compensation expense of approximately $40.0 million is expected to be recognized primarily over the next four years.

On March 18, 2014 the Company effected a 1-for-2 reverse stock split of its common stock and a proportional adjustment to the conversion ratio of its convertible preferred stock (Note 2).

Subsequent to December 31, 2013, the Company entered into new operating leases for office facilities in New York, Seattle and Berlin. Future non-cancelable minimum commitments relating to these operating leases totaling $3.9 million are due from February 2014 through April 2019. In connection with the New York lease, the Company entered into an irrevocable letter of credit in the amount of $0.7 million.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee and the FINRA filing fee.

Amount To Be Paid
SEC registration fee	$17,050
FINRA filing fee	20,356
NYSE listing fee	170,000
Printing and engraving expenses	300,000
Legal fees and expenses	2,150,000
Accounting fees and expenses	700,000
Transfer agent and registrar fees	21,000

Total	$3,378,406

*	To be completed by amendment

Item 14. Indemnification of Directors and Officers.

Registrant is a Delaware corporation. Section 145(a) of the Delaware General Corporation Law, or the DGCL, provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorney fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the court shall deem proper.

Further subsections of DGCL Section 145 provide that:

(1)	to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections

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Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2011, we have made the following sales of unregistered securities:

1. Since January 1, 2011 and through March 18, 2014, the Registrant has granted to its directors, officers, employees and consultants options to purchase 10,414,155 shares of common stock under its 2007 Equity Incentive Plan with per share exercise prices ranging from $2.34 to $16.22, has issued 1,429,267 shares of common stock upon exercise of such options, and has issued 2,200,371 shares of restricted stock.

2. In May 2012, the Registrant issued 379,738 shares of the Registrant’s common stock in connection with the acquisition of MobSmith, Inc.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, Regulation D or Regulation S promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

See Exhibit Index immediately following the Signature Pages.

(b) No financial statement schedules are provided because the information called for is not required or is shown in the financial statements or the notes thereto.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing date specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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